    [REDACTED VERSION]

SEARS CANADA INC.
as Vendor
and
MONTEZ INCOME PROPERTIES CORPORATION
as Purchaser
AGREEMENT OF PURCHASE AND SALE
November 11, 2013

TABLE OF CONTENTS
ARTICLE 1
INTERPRETATION
Section 1.1    Defined Terms    1
Section 1.2    Gender and Number    16
Section 1.3    Headings, etc.    16
Section 1.4    Currency    17
Section 1.5    Certain Phrases, etc.    17
Section 1.6    Knowledge    17
Section 1.7    Accounting Terms    17
Section 1.8    Schedules    17
Section 1.9    References to Persons and Agreements    17
Section 1.10    Statutes    18
Section 1.11    Non-Business Days    18
ARTICLE 2
PURCHASED ASSETS
Section 2.1    Purchased Assets    18
Section 2.2    Excluded Assets    19
Section 2.3    MCD Owner    19
Section 2.4    SJB Owner    19
Section 2.5    SJB Assets    20
ARTICLE 3
PURCHASE PRICE
Section 3.1    Purchase Price    20
Section 3.2    Allocation    20
Section 3.3    Adjustment to Purchase Price Based on Net Operating Income [redacted]    20
Section 3.4    Payment    21
Section 3.5    Payment of Deposit    21
Section 3.6    Vendor’s Solicitors as Deposit Agent    22
Section 3.7    Sales Tax, Land Transfer Tax and Registration Fees on Transfer    23
ARTICLE 4
ADJUSTMENTS
Section 4.1    Adjustments    24
Section 4.2    Post-Closing Adjustments    26
Section 4.3    Receivables    26
Section 4.4    Tenant Recoveries Reconciliation    27
Section 4.5    Property Tax Refunds    28
Section 4.6    Property Tax Appeals    28
Section 4.7    No Effect on Other Rights    29
Section 4.8    Metered Utilities and Fuel    29
Section 4.9    Access for Audits Post-Closing    29

(i)

Section 4.10    Survival of Adjustment Obligations    29
ARTICLE 5
REPRESENTATIONS AND WARRANTIES
Section 5.1    Representations and Warranties of the Vendor    30
Section 5.2    Representations and Warranties of the Purchaser    33
Section 5.3    Update of Representations and Warranties    35
Section 5.4    Non-Merger and Survival    35
Section 5.5    “As-Is” Purchase    36
Section 5.6    Mutual Acknowledgement    37
ARTICLE 6
INVESTIGATION OF PURCHASED ASSETS
Section 6.1    Delivery Materials    38
Section 6.2    Access to Properties    41
Section 6.3    Authorization of Inquiries with Governmental Entities    42
Section 6.4    Special Conditions    42
Section 6.5    Initial Conditions    43
Section 6.6    Purchaser’s Notice    44
Section 6.7    Title    44
Section 6.8    Adequacy of Consideration    45
ARTICLE 7
PRE-CLOSING
Section 7.1    Confidentiality    45
Section 7.2    Conduct of Business    46
Section 7.3    Contracts and Leases    46
Section 7.4    Tenant Estoppel Certificates    47
Section 7.5    Filings and Authorizations    47
Section 7.6    Risk, Expropriation and Damage    47
Section 7.7    Competition Act    49
Section 7.8    Work Orders    49
ARTICLE 8
CLOSING CONDITIONS
Section 8.1    Closing Conditions for the Benefit of the Purchaser    49
Section 8.2    Closing Conditions for the Benefit of the Vendor    50
Section 8.3    Vendor’s Closing Deliveries    51
Section 8.4    Purchaser’s Closing Deliveries    53
Section 8.5    Forms of Closing Deliveries    54
Section 8.6    Actions to Satisfy Closing Conditions    54
ARTICLE 9
CLOSING
Section 9.1    Date, Time and Place of Closing    54

(ii)

Section 9.2    Closing Procedures    54
Section 9.3    Non-Assigned Contracts    54
ARTICLE 10
TERMINATION
Section 10.1    Non-Satisfaction of Conditions Precedent    55
ARTICLE 11
POST-CLOSING COVENANTS
Section 11.1    Access to Books and Records    55
Section 11.2    Further Assurances    56
ARTICLE 12
MISCELLANEOUS
Section 12.1    Notices    56
Section 12.2    Time of the Essence    57
Section 12.3    Brokers    57
Section 12.4    Announcements    57
Section 12.5    Third Party Beneficiaries    57
Section 12.6    Expenses    58
Section 12.7    Amendments    58
Section 12.8    Waiver    58
Section 12.9    Entire Agreement    58
Section 12.10    Successors and Assigns    58
Section 12.11    Severability    59
Section 12.12    Governing Law    59
Section 12.13    Language    59
Section 12.14    Counterparts    59

ADDENDA
Schedule A
LEGAL DESCRIPTIONS
Schedule B
PERMITTED ENCUMBRANCES
Schedule C
FORM OF TENANT ESTOPPEL
Schedule D
LIST OF VENDOR’S REPRESENTATIVES HAVING KNOWLEDGE
Schedule E
GST AND QST UNDERTAKING AND INDEMNITY

(iii)

AGREEMENT OF PURCHASE AND SALE
Agreement of Purchase and Sale dated November 11, 2013 between SEARS CANADA INC. (the “Vendor”) and MONTEZ INCOME PROPERTIES CORPORATION (the “Purchaser”).
ARTICLE 1
INTERPRETATION

Section 1.1    Defined Terms.
As used in this Agreement, the following terms have the following meanings:
“122279” means 122279 Canada Inc., a corporation incorporated under the laws of Canada.
“Acceptance Date” means the date this Agreement has been executed and delivered by both the Vendor and the Purchaser, being November 11, 2013.
“Agreement” means this agreement of purchase and sale.
“Affiliate” means an affiliate of a Business Entity as defined in section 1.2 and section 1.3 of National Instrument 45-106.
“Ancillary Agreements” means all agreements, certificates and other instruments delivered or given pursuant to this Agreement.
“Assumed Mortgages” means:
“Assumed Mortgages” means: [details of mortgages redacted]
“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.
“Buildings” means, collectively, the CA Buildings, the CDN Buildings, the CR Buildings, the LPD Buildings, the MCD Buildings, the PA Buildings, the PPC Buildings and the SJB Buildings.
“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which Canadian chartered banks are closed for business in either Montreal, Quebec or Toronto, Ontario.
“Business Entity” means a corporation, partnership, limited partnership or co-owners arrangement.
“CA Assets” means, collectively, the CA Property, the CA Chattels, the CA Intellectual Property, the interest, rights and privileges of the Co-Owners in, to and under the CA Leases, the CA Contracts, the CA Nominee Agreement and the CA Permitted Encumbrances.
“CA Buildings” means all buildings, structures, improvements, appurtenances, attachments, fixtures and fixed equipment located on, in or under the CA Land, including all systems including heating, ventilation, air-conditioning, electrical, lighting, plumbing and water systems and all elevators, escalators, floor coverings, furnaces and boilers and fittings, but excluding trade fixtures owned by any Tenants.
“CA Chattels” means all corporeal movable property owned by the Co-Owners, including furniture, equipment, inventory, supplies, communications and other systems, together with any related software and other data and materials, located at the CA Property, and used exclusively in the ownership, development, operation, maintenance, repair, management, cleaning, security, fire protection or servicing of, or otherwise in connection with, the CA Property, but for greater certainty does not include movable property (i) leased by the Co-Owners from a third party, (ii) owned by the Manager or (iii) owned by a Tenant.
“CA Contracts” means, in respect of the CA Property, all agreements, contracts, licences, undertakings, engagements or commitments of any nature to which the Co-Owners are parties or by which they are bound relating to the ownership, operation, maintenance, repair, management, cleaning, security, fire protection, servicing or any other aspect of the CA Property, including Warranties, but does not include the CA Leases, the CA Nominee Agreement or the CA Permitted Encumbrances.
“CA Intellectual Property” means: (i) copyrights, copyright registrations and applications for copyright registration; (ii) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (iii) software; and (iv) any other intellectual property and industrial property, in all such cases owned by the Co-Owners and used primarily or exclusively in connection with the other CA Assets.
“CA Land” means land described as such in Schedule A, and all appurtenances to it and rights and benefits in respect of it.
“CA Leases” means leases, agreements to lease, licences and other similar agreements permitting occupation of space within one or more CA Buildings, entered into by or on behalf of the Co-Owners, as landlord, and a Tenant, as tenant, or by which the Co-Owners are otherwise bound or by which any such Tenant is otherwise bound to the Co-Owners.
“CA Nominee Agreement” means the agreement dated as of January 15, 1995 between the Vendor and 122279, as beneficial owners, and the Nominee, as nominee, with respect to the holding of registered title to the CA Property.

“CA Permitted Encumbrances“ means the encumbrances listed in Schedule B hereto.
“CA Property” means the CA Land and the CA Buildings and known as at the date hereof as Carrefour Angrignon, City of LaSalle, Quebec.
“CDN Assets” means, collectively, the CDN Property, the CDN Chattels, the CDN Intellectual Property, the interest, rights and privileges of the Co-Owners’ in, to and under the CDN Leases, the CDN Contracts, the CDN Nominee Agreement and the CDN Permitted Encumbrances.
“CDN Buildings” means all buildings, structures, improvements, appurtenances, attachments, fixtures and fixed equipment located on, in or under the CDN Land, including all systems including heating, ventilation, air-conditioning, electrical, lighting, plumbing and water systems and all elevators, escalators, floor coverings, furnaces and boilers and fittings, but excluding trade fixtures owned by any Tenants.
“CDN Chattels” means all corporeal movable property owned by the Co-Owners, including furniture, equipment, inventory, supplies, communications and other systems, together with any related software and other data and materials, located at the CDN Property, used exclusively in the ownership, development, operation, maintenance, repair, management, cleaning, security, fire protection or servicing of, or otherwise in connection with, the CDN Property, but for greater certainty does not include movable property (i) leased by the Co-Owners from a third party, (ii) owned by the Manager or (iii) owned by a Tenant.
“CDN Contracts” means, in respect of the CDN Property, all agreements, contracts, licences, undertakings, engagements or commitments of any nature to which the Co‑Owners are parties or by which they are bound relating to the ownership, operation, maintenance, repair, management, cleaning, security, fire protection, servicing or any other aspect of the CDN Property, including Warranties, but does not include the CDN Leases, the CDN Nominee Agreement or the CDN Permitted Encumbrances.
“CDN Intellectual Property” means: (i) copyrights, copyright registrations and applications for copyright registration; (ii) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (iii) software; and (iv) any other intellectual property and industrial property, in all such cases owned by the Co-Owners and used primarily or exclusively in connection with the other CDN Assets.
“CDN Land” means land described as such in Schedule A, and all appurtenances to it and rights and benefits in respect of it.
“CDN Leases” means Leases permitting occupation of space within one or more CDN Buildings.

“CDN Nominee Agreement” means the agreement dated as of January 15, 1995 between the Vendor and 122279, as beneficial owners, and the Nominee, as nominee, with respect to the holding of registered title to the CDN Property.
“CDN Permitted Encumbrances“ means the encumbrances listed in Schedule B hereto.
“CDN Property” means the CDN Land and the CDN Buildings and known as at the date hereof as Carrefour du Nord, City of Saint-Jerome, Quebec.
“Chattels” means, collectively, the CA Chattels, the CDN Chattels, the CR Chattels, the LPD Chattels, the MCD Chattels, the PA Chattels, the PPC Chattels and the SJB Chattels.
“Closing Date” means Wednesday January 8, 2014 or such other date as may be agreed to by the Parties.
“Closing Date” means the day which is five (5) days after the Due Diligence Date (provided that if such date is not a Business Day, then the Closing Date shall be the next following Business Day) or such other date as may be agreed to by the Parties.
“Commissioner” has the meaning specified in Section 8.1(f).
“Competition Act” means the Competition Act (Canada).
“Competition Act Approval” has the meaning specified in Section 8.1(f).
“Contracts” means, collectively, the CA Contracts, the CDN Contracts, the CR Contracts, the LPD Contracts, the MCD Contracts, the PA Contracts, the PPC Contracts and the SJB Contracts, and “Contract” has a corresponding meaning.
“Co-Owners” means:

(a)	in respect of the CA Property, the CDN Property, the CR Property, the LPD Property, the PA Property and the PPC Property, Sears and 122279; and

(b)	in respect of the MCD Property, the MCD Owner and 122279.
“Co-Owner’s Share” mean 50%.
“CR Assets” means, collectively, the CR Property, the CR Chattels, the CR Intellectual Property, the interest, rights and privileges of the Co-Owners’ in, to and under the CR Leases, the CR Contracts, the CR Nominee Agreement and the CR Permitted Encumbrances.
“CR Buildings” means all buildings, structures, improvements, appurtenances, attachments, fixtures and fixed equipment located on, in or under the CR Land, including all systems including heating, ventilation, air-conditioning, electrical, lighting, plumbing and water systems and all elevators, escalators, floor coverings, furnaces and boilers and fittings, but excluding trade fixtures owned by any Tenants.
“CR Chattels” means all corporeal movable property owned by the Co-Owners, including furniture, equipment, inventory, supplies, communications and other systems, together with any related software and other data and materials, located at the CR Property, used exclusively in the ownership, development, operation, maintenance, repair, management, cleaning, security, fire protection or servicing of, or otherwise in connection with, the CR Property, but for greater certainty does not include movable property (i) leased by the Co-Owners from a third party, (ii) owned by the Manager or (iii) owned by a Tenant.
“CR Contracts” means, in respect of the CR Property, all agreements, contracts, licences, undertakings, engagements or commitments of any nature to which the Co-Owners are parties or by which they are bound relating to the ownership, operation, maintenance, repair, management, cleaning, security, fire protection, servicing or any other aspect of the CR Property, including Warranties, but does not include the CR Leases, the CR Nominee Agreement or the CR Permitted Encumbrances.
“CR Intellectual Property” means: (i) copyrights, copyright registrations and applications for copyright registration; (ii) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (iii) software; and (iv) any other intellectual property and industrial property, in all such cases owned by the Co-Owners and used primarily or exclusively in connection with the other CR Assets.
“CR Land” means land described as such in Schedule A, and all appurtenances to it and rights and benefits in respect of it.
“CR Leases” means Leases permitting occupation of space within one or more CR Buildings.
“CR Nominee Agreement” means the agreement dated as of January 15, 1995 between the Vendor and 122279, as beneficial owners, and the Nominee, as nominee, with respect to the holding of registered title to the CR Property.
“CR Permitted Encumbrances“ means the encumbrances listed in Schedule B hereto.
“CR Property” means the CR Land and the CR Buildings and known as at the date hereof as Carrefour Richelieu, City of Saint-Jean-sur-Richelieu, Quebec.
“Damages” means any losses, liabilities, damages or reasonable legal fees and expenses whether resulting from an action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, or a cause, matter, thing, act, omission or state of facts not involving a third party, but excludes special, indirect, incidental, consequential, punitive or aggravated damages.
“Delivery Materials” has the meaning specified in Section 6.1(1).
“Deposit” means the First Deposit and, after the Second Deposit has been delivered, the First Deposit and the Second Deposit.
“Due Diligence Date” means Monday January 6, 2014.
“Encumbrance” means (i) any  mortgage, hypothec (conventional or legal), prior claim, charge, pledge, security interest, assignment, encumbrance, lien (statutory or otherwise), title retention agreement or arrangement, or any other arrangement or condition, that in substance secures payment or performance of an obligation, (ii) any attachment or judgment, and (iii) any agreement, option, lease, sublease, licence, easement, right-of-way, servitude, right to use, profit a prendre, restriction, restrictive covenant, by-law, regulation, ordinance, encroachment, title defect or irregularity, adverse claim, right or registration that creates, evidences or otherwise gives notice of an interest or right in or to, or that restricts or otherwise affects title to or the use of, immovables.
“Environmental Laws” means all Applicable Laws concerning pollution or protection of the natural environment or otherwise relating to the environment, including Applicable Laws pertaining to (i) reporting, licensing, permitting, investigating and remediating the presence of Hazardous Substances, and (ii) the storage, generation, use, handling, manufacture, processing, transportation, treatment, Release and disposal of Hazardous Substances.
"ETA" means the Excise Tax Act (Canada), and any amendment or replacement in respect thereto.
“Existing Leases” means Leases entered into prior to the Acceptance Date.
“Excluded Assets” has the meaning specified in Section 2.2.
“First Deposit” has the meaning specified in Section 3.5(1).
“Governmental Entity” means: (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.
“GST” means the goods and services tax and the harmonized sales tax imposed under the ETA.

“GST and QST Undertaking and Indemnity” means the GST and QST undertaking and indemnity in the form attached hereto as Schedule E.
“Hazardous Substances” means any contaminants, pollutants, dangerous substances, dangerous goods, liquid wastes, industrial wastes, hauled liquid wastes, radioactive wastes, toxic substances, hazardous wastes, hazardous materials or hazardous substances as defined in or pursuant to the Loi sur la qualité de l’environnement (Québec) or any other provincial or federal legislation relating to environmental matters applicable in the Province of Quebec or pursuant to any order, decision or the like applicable to any Property rendered by any Governmental Authority and that pollute or are otherwise harmful to the environment.
“Intellectual Property” means, collectively, the CA Intellectual Property, the CDN Intellectual Property, the CR Intellectual Property, the LPD Intellectual Property, the MCD Intellectual Property, the PA Intellectual Property, the PPC Intellectual Property and the SJB Intellectual Property.
“Land” means, collectively, the CA Land, the CDN Land, the CR Land, the LPD Land, the MCD Land, the PA Land, the PPC Land and the SJB Land.
“Laws” means any and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity and (iii) to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity.
“Lease” means a lease, agreement to lease, license and other similar agreement permitting occupation of space within one or more of the Buildings, entered into by or on behalf of the Co‑Owners, as landlord and a Tenant as tenant, or by which the Co‑Owners are otherwise bound or by which any such Tenant is otherwise bound to the Co-Owners.
“Leases” means, collectively, the CA Leases, the CDN Leases, the CR Leases, the LPD Leases, the MCD Leases, the PA Leases, the PPC Leases and the SJB Leases.
“Leasing Costs” has the meaning specified in Section 9.3(a).
“LPD Assets” means, collectively, the LPD Property, the LPD Chattels, the LPD Intellectual Property, the interest, rights and privileges of the Co-Owners’ in, to and under the LPD Leases, the LPD Contracts, the LPD Nominee Agreement and the LPD Permitted Encumbrances.
“LPD Buildings” means all buildings, structures, improvements, appurtenances, attachments, fixtures and fixed equipment located on, in or under the LPD Land, including all systems including heating, ventilation, air-conditioning, electrical, lighting, plumbing and water systems and all elevators, escalators, floor coverings, furnaces and boilers and fittings, but excluding trade fixtures owned by any Tenants.

“LPD Chattels” means all corporeal movable property owned by the Co-Owners, including furniture, equipment, inventory, supplies, communications and other systems, together with any related software and other data and materials, located at the LPD Property, used exclusively in the ownership, development, operation, maintenance, repair, management, cleaning, security, fire protection or servicing of, or otherwise in connection with, the LPD Property, but for greater certainty does not include movable property (i) leased by the Co-Owners from a third party, (ii) owned by the Manager or (iii) owned by a Tenant.
“LPD Contracts” means, in respect of the LPD Property, all agreements, contracts, licences, undertakings, engagements or commitments of any nature to which the Co‑Owners are parties or by which they are bound relating to the ownership, operation, maintenance, repair, management, cleaning, security, fire protection, servicing or any other aspect of the LPD Property, including Warranties, but does not include the LPD Leases, the LPD Nominee Agreement or the LPD Permitted Encumbrances.
“LPD Intellectual Property” means: (i) copyrights, copyright registrations and applications for copyright registration; (ii) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (iii) software; and (iv) any other intellectual property and industrial property, in all such cases owned by the Co-Owners and used primarily or exclusively in connection with the other LPD Assets.
“LPD Land” means land described as such in Schedule A, and all appurtenances to it and rights and benefits in respect of it.
“LPD Leases” means Leases permitting occupation of space within one or more LPD Buildings.
“LPD Nominee Agreement” means the agreement dated as of January 15, 1995 between the Vendor and 122279, as beneficial owners, and the Nominee, as nominee, with respect to the holding of registered title to the LPD Property.
“LPD Permitted Encumbrances“ means the encumbrances listed in Schedule B hereto.
“LPD Property” means the LPD Land and the LPD Buildings and known as at the date hereof as Mega-Centre Drummondville, in the City of Drummondville, Quebec.
“Major Tenant” means a Tenant having a Lease containing a demise of 25,000 square feet or more.
“Management Agreement” means, in respect of each Property, the management agreement for such Property dated January 1, 1995 with the Manager, of which the Co-Owners now have the benefit.

“Manager” means Westcliff Management Ltd., the current manager of the Properties pursuant to the Management Agreements.
“Material Contract” means a Contract which either:

(a)	commits the Co‑Owners to aggregate expenditures of more than $25,000 in any calendar year; or

(b)	commits to the Co‑Owners for a remaining period as and from the Acceptance Date of more than one year.
“MCD Assets” means, collectively, the MCD Property, the MCD Chattels, the MCD Intellectual Property, the interest, rights and privileges of the Co-Owners’ in, to and under the MCD Leases, the MCD Contracts, the MCD Nominee Agreement and the MCD Permitted Encumbrances.
“MCD Buildings” means all buildings, structures, improvements, appurtenances, attachments, fixtures and fixed equipment located on, in or under the MCD Land, including all systems including heating, ventilation, air-conditioning, electrical, lighting, plumbing and water systems and all elevators, escalators, floor coverings, furnaces and boilers and fittings, but excluding trade fixtures owned by any Tenants.
“MCD Chattels” means all corporeal movable property owned by the Co-Owners, including furniture, equipment, inventory, supplies, communications and other systems, together with any related software and other data and materials, located at the MCD Property, used exclusively in the ownership, development, operation, maintenance, repair, management, cleaning, security, fire protection or servicing of, or otherwise in connection with, the MCD Property, but for greater certainty does not include movable property (i) leased by the Co-Owners from a third party, (ii) owned by the Manager or (iii) owned by a Tenant.
“MCD Contracts” means, in respect of the MCD Property, all agreements, contracts, licences, undertakings, engagements or commitments of any nature to which the Co-Owners are parties or by which they are bound relating to the ownership, operation, maintenance, repair, management, cleaning, security, fire protection, servicing or any other aspect of the MCD Property, including Warranties, but does not include the MCD Leases, the MCD Nominee Agreement or the MCD Permitted Encumbrances.
“MCD Intellectual Property” means: (i) copyrights, copyright registrations and applications for copyright registration; (ii) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (iii) software; and (iv) any other intellectual property and industrial property, in all such cases owned by the Co-Owners and used primarily or exclusively in connection with the other MCD Assets.

“MCD Land” means land described as such in Schedule A, and all appurtenances to it and rights and benefits in respect of it.
“MCD Leases” means Leases permitting occupation of space within one or more MCD Buildings.
“MCD Nominee” means Mega-Centre Drummondville Inc., acting as mandatary and prête-nom for and on behalf of the Co-Owners with respect to the MCD Property and MCD Chattels.
“MCD Nominee Agreements” include:

(a)
the agreement dated as of September 1, 2011 among 6988741, the Nominee and the MCD Nominee with respect to the holding of registered title to that portion of the MCD Property consisting of Lots 4 340 136 and 3 704 687; and

(b)
the agreement dated as of September 1, 2011 among 6988741, 161806 Canada Inc. and the MCD Nominee with respect to the holding of registered title to that portion of the MCD Property consisting of Lot 4 340 138.

“MCD Owner” means 6988741 Canada Inc.
“MCD Permitted Encumbrances“ means the encumbrances listed in Schedule B hereto.
“MCD Property” means the MCD Land and the MCD Buildings and known as at the date hereof as Mega-Centre Drummondville, in the City of Drummondville, Quebec.
“Net Operating Income” means, at the Due Diligence Date, the amount by which the annual operating revenues from the Purchased Assets exceed the annual operating expenses from the Purchased Assets, calculated for the Relevant Year and taking into account the NOI Calculation Principles referred to in [section reference redacted].
“New Pre DD Lease” means a Lease entered into during the period from and including the Original NOI Determination Date to and including the Due Diligence Date.
“Nominee” means Les Immeubles du Carrefour Richelieu Ltée/Carrefour Richelieu Realties Ltd., acting as mandatary and prête nom for and on behalf of the Co-Owners with respect to the CA Land, the CA Buildings and the CA Chattels; the CR Land, the CR Buildings and the CR Chattels; the CDN Land, the CDN Buildings and the CDN Chattels; the LPD Land, the LPD Buildings and the LPD Chattels; the PA Land, the PA Buildings and the PA Chattels; and the PPC Land, the PPC Buildings and the PPC Chattels.

“Nominee Agreements” means the CA Nominee Agreement, the CDN Nominee Agreement, the CR Nominee Agreement, the LPD Nominee Agreement, the MCD Nominee Agreements, the PA Nominee Agreement and the PPC Nominee Agreement.
“Nominee Shares” means the issued and outstanding shares in the capital of the Nominee.
“Non-assigned Contracts” has the meaning specified in Section 9.3(a).
“Notice” has the meaning specified in Section 12.1.
“Original NOI Determination Date” means June 1, 2013.
“Outstanding Issues” has the meaning specified in Section 6.4.
“PA Assets” means, collectively, the PA Property, the PA Chattels, the PA Intellectual Property, the interest, rights and privileges of the Co-Owners’ in, to and under the PA Leases, the PA Contracts, the PA Nominee Agreement and the PA Permitted Encumbrances.
“PA Buildings” means all buildings, structures, improvements, appurtenances, attachments, fixtures and fixed equipment located on, in or under the PA Land, including all systems including heating, ventilation, air-conditioning, electrical, lighting, plumbing and water systems and all elevators, escalators, floor coverings, furnaces and boilers and fittings, but excluding trade fixtures owned by any Tenants.
“PA Chattels” means all corporeal movable property owned by the Co-Owners, including furniture, equipment, inventory, supplies, communications and other systems, together with any related software and other data and materials, located at the PA Property, used exclusively in the ownership, development, operation, maintenance, repair, management, cleaning, security, fire protection or servicing of, or otherwise in connection with, the PA Property, but for greater certainty does not include movable property (i) leased by the Co-Owners from a third party, (ii) owned by the Manager or (iii) owned by a Tenant.
“PA Contracts” means, in respect of the PA Property, all agreements, contracts, licences, undertakings, engagements or commitments of any nature to which the Co-Owners are parties or by which they are bound relating to the ownership, operation, maintenance, repair, management, cleaning, security, fire protection, servicing or any other aspect of the PA Property, including Warranties, but does not include the PA Leases, the PA Nominee Agreement or the PA Permitted Encumbrances.
“PA Intellectual Property” means: (i) copyrights, copyright registrations and applications for copyright registration; (ii) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (iii) software; and

(iv) any other intellectual property and industrial property, in all such cases owned by the Co-Owners and used primarily or exclusively in connection with the other PA Assets.
“PA Land” means land described as such in Schedule A, and all appurtenances to it and rights and benefits in respect of it.
“PA Leases” means Leases permitting occupation of space within one or more PA Buildings.
“PA Nominee Agreement” means the agreement dated as of January 15, 1995 between the Vendor and 122279, as beneficial owners, and the Nominee, as nominee, with respect to the holding of registered title to the PA Property.
“PA Permitted Encumbrances“ means the encumbrances listed in Schedule B hereto.
“PA Property” means the PA Land and the PA Buildings and known as at the date hereof as Place Angrignon, City of LaSalle, Quebec.
“Parties” means the Vendor and the Purchaser and any other Person who may become a party to this Agreement.
“Permitted Encumbrances” means, collectively, the CA Permitted Encumbrances, the CDN Permitted Encumbrances, the CR Permitted Encumbrances, the LPD Permitted Encumbrances, the MCD Permitted Encumbrances, the PA Permitted Encumbrances, the PPC Permitted Encumbrances and the SJB Permitted Encumbrances.
“Person” means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.
“PPC Assets” means, collectively, the PPC Property, the PPC Chattels, the PPC Intellectual Property, the interest, rights and privileges of the Co-Owners’ in, to and under the PPC Leases, the PPC Contracts, the PPC Nominee Agreement and the PPC Permitted Encumbrances.
“PPC Buildings” means all buildings, structures, improvements, appurtenances, attachments, fixtures and fixed equipment located on, in or under the PPC Land, including all systems including heating, ventilation, air-conditioning, electrical, lighting, plumbing and water systems and all elevators, escalators, floor coverings, furnaces and boilers and fittings, but excluding trade fixtures owned by any Tenants.
“PPC Chattels” means all corporeal movable property owned by the Co-Owners, including furniture, equipment, inventory, supplies, communications and other systems, together with any related software and other data and materials, located at the PPC Property, used exclusively in the ownership, development, operation, maintenance, repair, management, cleaning, security, fire protection or servicing of, or otherwise in connection with, the PPC Property, but for greater certainty does not include movable property (i) leased by the Co-Owners from a third party, (ii) owned by the Manager or (iii) owned by a Tenant.
“PPC Contracts” means, in respect of the PPC Property, all agreements, contracts, licences, undertakings, engagements or commitments of any nature to which the Co‑Owners are parties or by which they are bound relating to the ownership, operation, maintenance, repair, management, cleaning, security, fire protection, servicing or any other aspect of the PPC Property, including Warranties, but does not include the PPC Leases, the PPC Nominee Agreement or the PPC Permitted Encumbrances.
“PPC Intellectual Property” means: (i) copyrights, copyright registrations and applications for copyright registration; (ii) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (iii) software; and (iv) any other intellectual property and industrial property, in all such cases owned by the Co-Owners and used primarily or exclusively in connection with the other PPC Assets.
“PPC Land” means land described as such in Schedule A, and all appurtenances to it and rights and benefits in respect of it.
“PPC Leases” means Leases permitting occupation of space within one or more PPC Buildings.
“PPC Nominee Agreement” means the agreement dated as of January 15, 1995 between the Vendor and 122279, as beneficial owners, and the Nominee, as nominee, with respect to the holding of registered title to the PPC Property.
“PPC Permitted Encumbrances“ means the encumbrances listed in Schedule B hereto.
“PPC Property” means the PPC Land and the PPC Buildings and known as at the date hereof as Place Pierre Caisse, City of Sainte-Jérôme, Quebec.
“Properties” means, collectively, the CA Property, the CDN Property, the CR Property, the LPD Property, the MCD Property, the PA Property, the PPC Property and the SJB Property.
“Property Tax Refund” has the meaning specified in Section 4.5.
“Public Statement” has the meaning specified in Section 12.4.
“Purchase Price” has the meaning specified in Section 3.1.

“Purchased Assets” has the meaning specified in Section 2.1.
“Purchaser” has the meaning specified at the beginning of this Agreement.
“Purchaser’s Solicitors” means Borden Ladner Gervais LLP.
"QST" means the Quebec sales tax imposed under Title I of the QSTA.
"QSTA" means the Act respecting the Quebec sales tax, and any amendment or replacement in respect thereto.
“Receivables” has the meaning specified in Section 2.2(f).
“Relevant Year” means the 12‑month period following the Closing Date.
“Reports” has the meaning specified in Section 6.1(1)(s).
“Sales Taxes” has the meaning specified in (3).
“Second Deposit” has the meaning specified in Section 3.5(2).
“SJB Assets” means, collectively, the SJB Property, the SJB Chattels, the SJB Intellectual Property, the interest, rights and privileges of the Co-Owners’ in, to and under the SJB Leases, the SJB Contracts and the SJB Permitted Encumbrances.
“SJB Buildings” means all buildings, structures, improvements, appurtenances, attachments, fixtures and fixed equipment located on, in or under the SJB Land, including all systems including heating, ventilation, air-conditioning, electrical, lighting, plumbing and water systems and all elevators, escalators, floor coverings, furnaces and boilers and fittings, but excluding trade fixtures owned by any Tenants.
“SJB Chattels” means all corporeal movable property owned by the Co-Owners, including furniture, equipment, inventory, supplies, communications and other systems, together with any related software and other data and materials, located at the SJB Property, used exclusively in the ownership, development, operation, maintenance, repair, management, cleaning, security, fire protection or servicing of, or otherwise in connection with, the SJB Property, but for greater certainty does not include movable property (i) leased by the Co-Owners from a third party, (ii) owned by the Manager or (iii) owned by a Tenant.
“SJB Contracts” means, in respect of the SJB Property, all agreements, contracts, licences, undertakings, engagements or commitments of any nature to which the Co-Owners are parties or by which they are bound relating to the ownership, operation, maintenance, repair, management, cleaning, security, fire protection, servicing or any other aspect of the SJB Property, including Warranties, but does not include the SJB Leases or the SJB Permitted Encumbrances..
“SJB Intellectual Property” means: (i) copyrights, copyright registrations and applications for copyright registration; (ii) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (iii) software; and (iv) any other intellectual property and industrial property, in all such cases owned by the Co-Owners and used primarily or exclusively in connection with the other SJB Assets.
“SJB Land” means land described as such in Schedule A, and all appurtenances to it and rights and benefits in respect of it.
“SJB Leases” means leases, agreements to lease, licences and other similar agreements permitting occupation of space within one or more SJB Buildings, entered into by or on behalf of the Co-Owners, as landlord, and a Tenant, as tenant, or by which the Co-Owners are otherwise bound or by which any such Tenant is otherwise bound to the Co-Owners.
“SJB Owner” means 172098 Canada Inc.
“SJB Permitted Encumbrances“ means the encumbrances listed in Schedule B hereto.
“SJB Property” means the SJB Land and the SJB Buildings and known as at the date hereof as St-Joseph Blvd., in the City of Drummondville, Quebec.
“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.
“Taxes” means: (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, immovable or movable property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i), (ii) or (iii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i), (ii) or (iii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.
“Tenant” means a tenant under one or more Leases.
“Tenant Estoppel” means the Tenant Estoppel Certificate in the form attached to this Agreement as Schedule C, or in such form as may be required by a Tenant Lease (in each case subject only to such necessary amendments, modifications or additions thereto as may be required to reflect accurately the status of each such Lease).
“Time of Adjustments” means 11:59 p.m. on the day prior to the Closing Date.
“Vendor” has the meaning specified at the beginning of this Agreement.
“Vendor’s Estoppel” means, with respect to a Lease, a certificate given by the Vendor certifying as to the best of the Vendor’s knowledge as to the matters that would have been included in a Tenant Estoppel if such Tenant Estoppel had been obtained, provided that if a Tenant Estoppel is subsequently obtained in respect of any particular Lease, the Vendor’s Estoppel in respect of the same Lease shall cease to have any force or effect, without any further act or formality.
“Vendor’s Solicitors” means Stikeman Elliott LLP.
“Warranties” means, in respect of any particular Property, warranties, guarantees and indemnities remaining in existence, if any, for the construction and the existing operation of the Buildings forming a part of such Property.
“Westcliff Waiver Agreements” means, collectively: [details re Westcliff waivers redacted]
“Work Order” means any outstanding work order, deficiency notice, order to comply, inspector’s order, notice of non‑compliance or similar direction in respect of any of the Properties, in each case issued in written or electronic form by a Governmental Entity having jurisdiction pursuant to applicable Law, except in respect of work done by or on behalf of any Tenant and for which such Tenant is responsible in accordance with the terms of its Lease.

Section 1.2    Gender and Number.
Any reference in this Agreement or any Ancillary Agreement to gender includes all genders. Words importing only the singular number include the plural and vice versa.
Section 1.3    Headings, etc.
The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

Section 1.4    Currency.
All references in this Agreement to “dollars” or to “$” are expressed in Canadian currency unless otherwise indicated.
Section 1.5    Certain Phrases, etc.
In this Agreement and any Ancillary Agreement (i) the words “including”, “includes” and “include” mean “including (or includes or include) without limitation” ; (ii) the phrase “the aggregate of”, “the total of” or a phrase of similar meaning means “the aggregate (or total), without duplication, of”; (iii) unless otherwise specified, the words “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Agreement; (iv) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the word “until” means “to and including”; and (v) unless otherwise expressly stated, the phrase “sole discretion” means “sole, absolute and unfettered discretion”. Notwithstanding any other provision of this Agreement or any Laws to the contrary, it is the express intention of the parties that the words “sole discretion” mean the exercise of the applicable right, determination or discretion in a manner that is completely and absolutely subjective in all respects and does not create or imply a duty or obligation of any kind on the part of the Person exercising such right, determination or discretion to act objectively or to apply any objective criteria or to conform to any other standard, it being the intention that the exercise of “sole discretion” by any Person will not be subject to any restriction, limitation, challenge or review of any kind whatsoever at any time by the other Party, any court or any other Person.
Section 1.6    Knowledge.
Where any representation or warranty contained in this Agreement or any Ancillary Agreement is qualified by reference to the knowledge of the Vendor, it is deemed to refer to the actual knowledge of those Persons listed in Schedule D, without personal liability on the part of any of them and without any enquiry of any third party other than the Manager.
Section 1.7    Accounting Terms.
All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with International Financial Reporting Standards at the relevant time applied on a consistent basis.
Section 1.8    Schedules.
The schedules attached to this Agreement form an integral part of this Agreement for all purposes.
Section 1.9    References to Persons and Agreements.
Any reference in this Agreement or any Ancillary Agreement to a Person includes its heirs, administrators, executors, legal representatives, successors and permitted assigns. Except as otherwise provided in this Agreement or any Ancillary Agreement, the term “Agreement” and any reference in this Agreement to this Agreement, any Ancillary Agreement or any other agreement or document includes, and is a reference to, this Agreement, such Ancillary Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated, and includes all schedules to it.
Section 1.10    Statutes.
Except as otherwise provided in this Agreement or any Ancillary Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted.
Section 1.11    Non-Business Days.
Whenever payments are to be made, an action is to be taken or the Closing Date or Due Diligence Date or other date specifically defined in this Agreement arises on a day which is not a Business Day, such payment must be made, such action must be taken and such date will arise on the next succeeding Business Day.
ARTICLE 2
PURCHASED ASSETS
Section 2.1    Purchased Assets.
Subject to the terms and conditions of this Agreement, the Vendor agrees to sell to the Purchaser and the Purchaser agrees to purchase from the Vendor on the Closing Date (i) the Nominee Shares owned by the Vendor and (ii) the Vendor’s undivided fifty (50) per cent interest in the following (collectively, with such Nominee Shares, the “Purchased Assets”):

(a)	the Land;

(b)	the Buildings;

(c)	the rights of the Co-Owners in and under the Leases;

(d)	the rights of the Co-Owners in and under the Contracts, to the extent assignable;

(e)	the Chattels;

(f)	the Intellectual Property, to the extent assignable;

(g)	the Nominee Agreements;

(h)	insurance policies relating to the Purchased Assets and all rights of the Co‑Owners of every nature arising out of such policies, to the extent transferable; and

(i)
all other undertaking, property, assets, rights, interests, entitlements, benefits and privileges of any nature or kind owned by the Co-Owners and used exclusively in connection with anything described above in this Section 2.1, including all telephone numbers for each Property and all electronic, mechanical, photographic and computer systems and records, promotional and marketing materials, operating manuals, plans and specifications, books and records pertaining to revenues and expenses, and all certificates of location, architectural and engineering drawings, in each case as are owned by the Co-Owners and are transferable.
In addition to purchasing the Purchased Assets, the Purchaser shall take title to the Purchased Assets subject to the Permitted Encumbrances and shall assume and be bound by the Permitted Encumbrances as and from the Closing.
Section 2.2    Excluded Assets.
Notwithstanding Section 2.1, the Purchased Assets do not include any of the following assets (the “Excluded Assets”):

(a)	trade fixtures of Tenants;

(b)	cash, marketable securities and bank accounts, except deposits of Tenants and any other items adjusted in favour of the Vendor;

(c)
rights of the Vendor under the Leases, the Contracts, the Nominee Agreements and the insurance policies arising in respect of periods prior to the Closing Date, except to the extent adjusted for pursuant to Article 4;

(d)	rights of the Vendor under any existing indivision agreements between them and 122279;

(e)	rights of the Vendor under any existing management agreements between the Co-Owners and 122279;

(f)	the Vendor’s interest in any receivables of the Co-Owners under the Leases which have accrued and are payable prior to Closing (the “Receivables”); and

(g)	the rights of the Vendor under this Agreement.
Section 2.3    MCD Owner.
The Purchaser acknowledges that the Vendor has advised it that the MCD Owner, which is a subsidiary of the Vendor, is the beneficial owner of an undivided fifty (50) per cent interest in the MCD Assets, rather than the Vendor. The Vendor covenants and agrees with the Purchaser that the Vendor shall cause the MCD Owner to execute and deliver all documentation, and to observe and perform all covenant and obligations, of the Vendor under this Agreement insofar as they pertain to the MCD Assets.
Section 2.4    SJB Owner.
The Purchaser acknowledges that the Vendor has advised it that the SJB Owner, which is a wholly owned subsidiary of the Nominee, which in turn is owned by the Co-Owners, each as to fifty (50) per cent of the outstanding shares thereof, is the beneficial owner of the SJB Assets, rather than the Vendor. The Vendor covenants and agrees with the Purchaser that the Vendor shall cause the SJB Owner to execute and deliver all documentation, and to observe and perform all covenant and obligations, of the Vendor under this Agreement insofar as they pertain to the SJB Assets.
Section 2.5    SJB Assets.
The Purchaser acknowledges that the Vendor has advised it that the SJB Assets are owned directly by the SJB Owner, which is the sole registered and beneficial owner thereof, and that registered title to the SJB Property is not held by the Nominee or any other nominee. On the Closing, the Vendor shall cause the SJB Owner to convey to the Purchaser an undivided fifty (50) per cent interest in the SJB Assets, including, in the case of the SJB Property, a conveyance thereof in a form appropriate for registration in the registry office for the Registration Division of Drummond.

ARTICLE 3
PURCHASE PRICE
Section 3.1    Purchase Price.
The consideration payable by the Purchaser to the Vendor for the Purchased Assets (the “Purchase Price”) is Three Hundred Fifteen Million Three Hundred Eighty-Four Thousand Six Hundred Fifteen Dollars ($315,384,615), subject to potential increase pursuant to Section 3.3 below, and, in any event, subject to adjustment in accordance with Article 4.
Section 3.2    Allocation.

(1)	The Vendor and the Purchaser hereby allocate the Purchase Price among the Purchased Assets as follows:

(a)	as to the [details redacted], such amount as is determined by the Vendor and the Purchase pursuant to Section 6.4 below; and

(b)	as to the other Purchased Assets, the Purchase Price minus the amount referred to in paragraph (a) above.
The Parties shall execute and file all of their own Tax Returns and prepare all of their own financial statements and other instruments on the basis of this allocation.

(2)
Notwithstanding the allocation of the Purchase Price referred to in Section 3.2(1), or any other provision of this Agreement, the Purchaser's agreement to purchase, and the Vendor’s agreement to sell, the Purchased Assets extends to all of the Properties in their entirety, and do not constitute separate or severable agreements of purchase and sale in respect of less than all of the Properties.

Section 3.3    Adjustment to Purchase Price Based on Net Operating Income [redacted]

Section 3.4    Payment.
At the Closing, the Purchase Price will be satisfied, subject to adjustment in accordance with Article 4, as follows:

(a)	as to the amount of the First Deposit plus accrued interest, by such amount being retained by the Vendor by wire transfer of immediately available funds in accordance with Section 3.5;

(b)	as to the amount of the Second Deposit plus accrued interest, by such amount being retained by the Vendor by wire transfer of immediately available funds in accordance with Section 3.5; and

(c)	by the assumption of the principal amount outstanding under the Assumed Mortgages; and

(d)	as to the balance, by the Purchaser paying such amount to or to the order of the Vendor by wire transfer of immediately available funds.
Section 3.5    Payment of Deposit.

(1)
No later than three (3) Business Days after the Acceptance Date, the Purchaser shall pay to the Vendor’s Solicitors a deposit in the amount of One Million Dollars $1,000,000 by way of wire transfer of immediately available funds (the “First Deposit”).

(2)
No later than three (3) Business Days after the earlier of the Due Diligence Date and the date on which the Purchaser gives written Notice to the Vendor that all of the Initial Conditions have been satisfied or waived, the Purchaser shall pay to the Vendor’s Solicitors a deposit in the amount of Ten Million Dollars $10,000,000 by way of wire transfer of immediately available funds (the “Second Deposit”).

(3)
The Deposit will be held by the Vendor’s Solicitors in trust for the credit of the Purchaser pending Closing on the terms and conditions of this Agreement. Subject to the terms hereof, on Closing, the Deposit will be retained by the Vendor and credited on account of the Purchase Price.

(4)
The Vendor’s Solicitors are hereby authorized and directed by the Parties to deposit the Deposit in an interest bearing account, term deposit or guaranteed investment certificate with any of the five (5) largest Schedule I Canadian chartered banks. Interest earned on the Deposit will be for the credit of the Purchaser, unless and to the extent otherwise stated herein.

(5)
If the Closing does not occur because of default by the Purchaser, the full amount of the Deposit together with all accrued interest but less any applicable withholding Taxes will become the property of the Vendor without limiting any other rights and remedies of the Vendor under this Agreement or otherwise at law except that damages shall be limited to direct damages and the Purchaser shall not be liable for any indirect or consequential damages.

Section 3.6    Vendor’s Solicitors as Deposit Agent.
The Vendor’s Solicitors have agreed to hold the Deposit and to disburse it as provided in this Agreement. In that regard, the Purchaser and the Vendor agree as follows:

(a)	The Vendor’s Solicitors will not be liable for any action taken or omitted to be taken by them in good faith, unless proven to have been grossly negligent.

(b)
The Vendor’s Solicitors do not, and will not be deemed to, assume any duty, liability or responsibility other than to hold the Deposit in accordance with the provisions of this Agreement and to pay the Deposit to the Person becoming entitled thereto in accordance with the terms of this Agreement.

(c)
The Vendor’s Solicitors will not, under any circumstances, be required to verify or determine the validity of any notice or other document whatsoever delivered to the Vendor’s Solicitors and the Vendor’s Solicitors are hereby relieved of any liability or responsibility for any loss or damage which may arise as the result of the acceptance by the Vendor’s Solicitors of any such notice or other document in good faith.

(d)
If Vendor’s Solicitors are uncertain as to their duties or rights hereunder or receive instructions, claims or demands from any Party hereto or from any third party with respect to the Deposit which, in their opinion, conflict with any provision of this Agreement or with any other instruction, claim or demand from any Party hereto, they may refrain from taking any action authorized and directed hereunder until they have been authorized or directed otherwise in writing by both the Purchaser and the Vendor, or by an order of a court of competent jurisdiction from which no further appeal may be taken.

(e)
The Vendor and the Purchaser shall solidarily (i.e. jointly and severally) indemnify and save the Vendor’s Solicitors harmless of and from, and shall pay for any Damages suffered by, imposed upon or asserted against them (including, without limitation, the costs of obtaining any court order under Section 3.6(d) hereof) as a result of, in respect of, connected with, or arising out of, under, or pursuant to any matter or thing done by them under, pursuant to or in connection with this Agreement with respect to the Deposit except insofar as the same arose through the negligence or intentional fault of the Vendor’s Solicitors. This indemnity will survive the termination of this Agreement.

(f)
The Vendor’s Solicitors may be relieved and discharged from their obligations in respect of the Deposit at any time after fifteen (15) days’ written Notice by Vendor’s Solicitors to the Vendor and Purchaser, and upon such relief and discharge, the Vendor’s Solicitors shall deliver the Deposit as directed by the Purchaser and Vendor jointly or, failing such direction, shall pay the Deposit into court.

(g)
Neither the disbursement of the Deposit to any other party or into court or pursuant to an order of the court, as provided herein, nor the discharge of the Vendor’s Solicitors from their duties and obligations in respect of the Deposit as provided in Section 3.6(f) hereof, nor any dispute between the Vendor and Purchaser, whether or not involving the Deposit, will in any way hinder the ability of Vendor’s Solicitors to continue to act as legal counsel to the Vendor.

It is the intention of the Parties that this Section 3.6 will benefit the Vendor’s Solicitors, notwithstanding that they are not party to this Agreement, and the Parties acknowledge that the Vendor’s Solicitors have agreed to hold the Deposit in reliance upon this Section 3.6.

Section 3.7    Sales Tax, Land Transfer Tax and Registration Fees on Transfer.

(1)
The Purchaser is liable for and shall pay all GST and QST (“Sales Taxes”), other similar taxes and land transfer duties, fees in respect of the registration of the transfer, and other like charges properly payable upon and in connection with the sale, assignment and transfer of the Purchased Assets from the Vendor to the Purchaser, including, without limitation, the transfer of an undivided fifty (50) per cent interest in the SJB Property from the SJB Owner to the Purchaser.

(2)
In respect of the Purchased Assets, and subject to Paragraph (3) below, the Purchaser shall pay to the Vendor on the Closing Date, in addition to the Purchase Price, all Sales Taxes payable as a result of this transaction in accordance with applicable Laws.

(3)
Notwithstanding Paragraph (2) above, and in accordance with subsections 221(2) and 228(4) of the ETA and sections 423 and 438 of the QSTA, the Vendor shall not collect the Sales Taxes from the Purchaser with respect to the sale of real property as defined in the ETA or immovable as defined in the QSTA if the Purchaser is duly registered for Sales Taxes purposes prior to the Closing Date and, in that event, the Purchaser shall self-assess, file Sales Tax returns and remit such Sales Taxes to the appropriate Governmental Entity when and to the extent required by applicable Laws.

(4)
If the Purchaser makes the deliveries set out in Section 8.4(i), then the Purchaser will not be required to pay to the Vendor, and the Vendor will not be required to collect from the Purchaser, Sales Taxes in respect of real property as defined in the ETA or immovable as defined in the QSTA. If the Purchaser does not make the deliveries set out in Section 8.4(i), then without limiting the generality of the foregoing in this paragraph the Purchaser shall pay to the Vendor an amount equal to the Sales Taxes payable in respect of the Land and the Buildings on the Purchase Price on Closing.

(5)
Notwithstanding Paragraph (3) above, if applicable, the Purchaser and the Vendor shall jointly execute an election under subsection 167(1) of the ETA and section 75 of the QSTA such that no GST and QST be payable with respect to the purchase and sale of the Purchased Assets. The Purchaser and the Vendor shall make the election(s) in the prescribed form(s) containing prescribed information and such election(s) shall be filed by the Purchaser in compliance with the requirements of the ETA and the QSTA and, promptly thereafter, the Purchaser shall confirm to the Vendor in writing that such election form(s) has (have) been so filed.

(6)
Notwithstanding anything to the contrary in this Agreement, the Purchaser shall fully indemnify the Vendor and any legal successors and save them fully harmless against, and shall reimburse or compensate them for, any loss, liability, claim, damage or expense (whether or not involving a third-party claim), including legal expenses, arising from, in connection with or related in any manner whatever to any GST, QST, penalties, interest and other amounts which may be assessed against the Vendor or any legal successors as a result of the transactions contemplated by this Agreement not being eligible for the joint election(s) referred to in Paragraph (5) or as a result of the Purchaser's failure to file such election(s) within the prescribed time.

(7)	The indemnity set out in Paragraph (6) shall survive and shall not merge at Closing.

(8)
The Purchaser and the Vendor shall, within the prescribed delays, jointly elect under subsection 20(24) of the Income Tax Act (Canada), section 157.10 of the Taxation Act (Québec) and the corresponding sections of any other applicable provincial statute and any regulations under such statutes, in respect of the assumption by the Purchaser of those assumed liabilities. For greater certainty, the parties confirm that the amount of the Purchase Price as set out in Section 3.1 (as it may be modified pursuant to Section 3.3) has taken into account the consideration paid by the Vendor for the Purchaser's assumption of the Vendor’s obligations relating to that prepaid revenue.

ARTICLE 4
ADJUSTMENTS
Section 4.1    Adjustments.

(1)
Subject to Closing, the Purchase Price will be adjusted (without duplication of any adjustment made pursuant to Section 3.3) as of the Time of Adjustment (with the Closing Date being allocated to the Purchaser) for all items of income and expense and other items that are adjusted in accordance with usual commercial practice for adjustment between a vendor and purchaser with respect to the purchase and sale of comparable properties in the Province of Quebec, the Vendor being responsible for its Co-Owner’s Share of all expenses and entitled to its Co-Owner’s Share of all income related to the Purchased Assets in respect of the period prior to the Closing Date, and the Purchaser being responsible for its Co-Owner’s Share of all expenses and entitled to its Co-Owner’s Share of all income related to the Properties in respect of the period from and including the Closing Date, in each case except as otherwise provided herein. The adjustments will include, without duplication:

(a)	realty taxes (including local improvement charges and assessments);

(b)	rents for the month in which the Closing occurs (including, subject to Section 4.4, additional rent, percentage rent, operating costs recoveries and all other landlord recoveries from any Tenants under the Leases and landlord’s contributions to promotional funds collected from Tenants plus interest thereon, if any), but no adjustment for rent in arrears;

(c)	pre-paid rents under the Leases relating to the period after Closing;

(d)	accounts payable, prior year operating cost and tax reconciliations, parking income (if any) and other income;

(e)	unmetered utility charges and fuel costs, utility deposits, damage/security deposits relating to Existing Leases, interest accruing to Tenants, if any, on security deposits;

(f)	payments under the Contracts and/or the Permitted Encumbrances made prior to Closing in respect of periods following Closing and/or payable after Closing in respect of periods preceding Closing; and

(g)	interest on the Assumed Mortgages.

(2)
Notwithstanding the foregoing, the Purchaser shall not be responsible for and there will be no adjustment in favour of the Vendor as of the Closing Date for the following (the “Leasing Costs”): the Vendor’s Co-Owner’s Share of unpaid leasing commissions, tenant inducements, tenant allowances, costs and expenses of any lease take-over, assignment, assumption or other commitment, costs and expenses of improvements and rent free periods for which the Co-Owners are responsible under any Existing Lease or New Pre DD Lease. For clarity, the Vendor shall be responsible for its Co-Owner’s Share of all Leasing Costs under all Existing Leases and New Pre DD Leases, whether or not such Leasing Costs relate to a period before or after Closing.

(3)	The Vendor’s Co-Owner’s Share of Leasing Costs in connection with Post DD Leases entered into in accordance with Section 7.3 shall be paid by the Purchaser.

(4)
The Vendor shall prepare a statement of adjustments for each Property together with an omnibus statement of adjustments with reasonable back up information and calculations in accordance with this Section 4.1 and deliver it to the Purchaser at least five (5) Business Days prior to the Closing Date. If the adjustment amount of any item cannot be determined by Closing, the Parties shall make an initial adjustment for such item on Closing based on the best evidence reasonably available as of the Closing Date. The Parties shall re-adjust for such items after closing in accordance with Section 4.2.

(5)
All costs payable in connection with the assumption by the Purchaser of the Vendor’s obligations under the Assumed Mortgages, including assumption fees and legal fees of the holders thereof, shall be for the account of the Purchaser and, to the extent, if any, that same have been paid for by the Vendor prior to Closing, the Vendor shall be credited with the amount thereof on the statement of adjustments.

Section 4.2    Post-Closing Adjustments.

(1)
If the adjustment amount for any item was an initial adjustment as described in Section 4.1(4) or was omitted from the statement of adjustments at Closing, such item will be re-adjusted or adjusted, as the case may be, after Closing in accordance with this Section 4.2.

(2)
When the final adjustment amount for each item referred to in Section 4.1(4) or Section 4.2(1) or Section 4.4(2) is determined, the Vendor or the Purchaser, as the case may be, shall deliver to the other Party a statement of such adjustments no later than 30 days after such determination. Any such statement must be delivered to the other Party no later than the date (the “Final Adjustment Notice Date”) that is eighteen (18) months after the Closing Date, failing which no post-Closing adjustment will be made and neither party will have any obligations to the other in respect of amounts that otherwise might have been adjusted after Closing.

(3)
No later than 30 days after delivery of a statement of adjustments under Section 4.2(2), the Parties shall make a final adjustment as of the Closing Date for the item(s) in question. If the Parties cannot agree on the amount of the adjustment within such 30-day period, or if the amounts have not been determined, the final adjustment amount will be determined by an independent firm of chartered accountants mutually agreed to and engaged by the Vendor and the Purchaser (and, failing agreement on an accounting firm within a period of five (5) Business Days after the expiry of the 30-day period referred to above, such firm will be KPMG, or if they are unable to act, PWC) who will make the determination promptly following their engagement. The determination by such firm of chartered accountants is final and binding upon the Parties and is not subject to appeal, absent manifest error. Such firm of chartered accountants are deemed to be acting as experts and not as arbitrators. The cost of such accountants’ determination will be shared equally between the Vendor and the Purchaser.

Section 4.3    Receivables.

(1)
Notwithstanding anything in Section 4.1 or Section 4.2 to the contrary, the Vendor’s Co-Owner’s Share of the Receivables are and will remain the property of the Vendor and no adjustment will be made in respect of them.

(2)
After the Closing Date, the Vendor may seek to recover its Co-Owner’s Share of Receivables from Tenants but may not take action or seek to evict a Tenant or terminate the relevant Lease. The Purchaser shall use reasonable commercial efforts, and encourage 122297 to use reasonable commercial efforts, to collect Receivables following the Closing. The Purchaser shall not be entitled to compromise any Receivables without the written consent of the Vendor.

(3)
The Purchaser shall apply, and shall encourage 122297 to use reasonable commercial efforts to apply, any amount received or collected by or on behalf of it and/or 122297 after the Closing Date from a Tenant that owes receivables to its landlord under its Lease as follows: (i) first, to the then current month’s rent, (ii) second, to any arrears of rent owing to 122297 and the Purchaser accruing on or after the Closing Date, and

(iii) third, to any receivables owed to the Co-Owners accruing due prior to the Closing Date, with the Vendor being entitled to receive its Co-Owner’s Share of the latter.
Section 4.4    Tenant Recoveries Reconciliation.

(1)
Under the terms of the Leases, portions of certain payments, such as realty taxes and operating costs, although paid by the landlord, are charged to and payable by the Tenants under the Leases (the “Actual Recoverable Sums”) and are collected from the Tenants in monthly instalments on the basis of the landlord’s estimates (the “Collected Recoverable Sums”). The Collected Recoverable Sums are subject to adjustment with the Tenants when the Actual Recoverable Sums are finally determined. For greater certainty, Actual Recoverable Sums do not include any expenditures or any portion thereof which are not recoverable from the Tenants under the Leases including as a result of Leases having terminated. Subject to Section 4.3, with respect to the Actual Recoverable Sums and the Collected Recoverable Sums, adjustments will be made as between the Vendor and the Purchaser as follows:

(a)
the Vendor shall provide to the Purchaser, together with the statement of adjustments, a statement which sets out the amounts of the Collected Recoverable Sums collected from each Tenant, as well as the amounts expended on account of the Actual Recoverable Sums by the Co-Owners, in each case since the beginning of the then current fiscal year, calendar year or tax year, as appropriate, up to but excluding the Closing Date;

(b)
if such statement indicates that the Co-Owners have collected pursuant to the Collected Recoverable Sums more than they have expended on account of the Actual Recoverable Sums for such period, an amount equal to the Vendor’s Co-owner’s share of the difference will be credited to the Purchaser on Closing and the Purchaser, together with 122279, will be responsible for, and make, the required adjustments with the Tenants in respect of such over-collection in accordance with the terms of the Leases; and

(c)
if such statement indicates that the Co-Owners have collected pursuant to the Collected Recoverable Sums less than they have expended on account of the Actual Recoverable Sums for such period, an amount equal to the Vendor’s Co-owner’s share of the difference will be credited to the Vendor on the Closing Date and the Purchaser, together with 122279, may collect such amounts from the Tenants as a year-end adjustment.

(2)
The Purchaser, together with 122279 (and the Purchaser shall use reasonable commercial efforts to cause 122279 to do so), shall conclude all final reconciliations and make all payments and satisfy all obligations with all Tenants relating to the Actual Recoverable Sums and Collected Recoverable Sums. The Vendor and the Purchaser shall re-adjust any amount which either the Purchaser or the Vendor determines, acting reasonably, prior to the Final Adjustment Date, as a result of such final reconciliations with the Tenants or as a result of an audit by a Tenant, was incorrectly or inaccurately adjusted between the Purchaser and the Vendor or was not adjusted between the Purchaser and the Vendor despite being the proper subject of adjustment pursuant to this Agreement.
Section 4.5    Property Tax Refunds.
The Vendor’s Co-Owner’s Share of any refund or rebate of realty tax relating to any Property in respect of the period before the Closing Date other than those described in Section 4.6 (each a “Property Tax Refund”) will remain the property of the Vendor. To the extent the Purchaser receives payment of any Property Tax Refund, the Purchaser shall receive and hold such amount in trust for the Vendor, endorse such payment (without recourse) in favour of the Vendor and immediately deliver such payments to the Vendor. Any refund or rebate of realty tax relating to any Property in respect of the period from the Closing Date will be the property of 122279 and the Purchaser. To the extent the Vendor receives payment of any such amount, the Vendor shall receive and hold such amount in trust for the Purchaser, endorse such payment (without recourse) in favour of the Purchaser and immediately deliver such payments to the Purchaser.
Section 4.6    Property Tax Appeals

(1)
In the event that there are any realty tax appeals for the year in which Closing occurs and/or any year prior to the calendar year in which Closing occurs, the Purchaser shall, and shall use reasonable commercial to cause 122297 to, continue such appeals and the Vendor shall be entitled to receive its Co-Owner’s Share of any payment resulting therefrom except to the extent that such payment is properly payable to any Tenants (after deduction of reasonable out-of-pocket expenses expended by 122279 and the Purchaser with the Vendor’s prior written approval (not to be unreasonably withheld) in conducting any such appeal or reassessment, including any commissions payable to agents or consultants). The Vendor pay its Co-Owner’s Share of any payments in respect of realty taxes for the period prior to the Closing Date arising therefrom to the applicable Governmental Entities, subject to appropriate readjustments with Tenants.

(2)
Any refund or reassessment for the calendar year in which Closing occurs (after deduction of reasonable out-of-pocket expenses expended by 122279 and the Purchaser as aforesaid in conducting any appeal or reassessment, including any commissions payable to agents or consultants) shall, except to the extent that any portion of such refund or reassessment is properly paid to Tenants, be readjusted as of the Closing Date after the final conclusion of any assessment appeal and notwithstanding such readjustment occurs after the Final Adjustment Date.

(3)
The Purchaser agrees to co-operate, and to use reasonable commercial efforts to cause 122279 to cooperate, with the Vendor with respect to all such appeals or reassessments relating to the period prior to the Closing Date and to provide the Vendor with reasonable access to any necessary documents or materials required to continue any such appeals or reassessments for the 2012 tax year or any subsequent calendar year.

(4)
To the extent the Purchaser receives payment of any refund or reassessment for the period prior to the Closing Date, the Purchaser shall forthwith pay such refund or reassessment payment to the Vendor and endorse or pay and deliver to the Vendor all such payment cheques forthwith upon receipt; provided that in all cases, readjustments with the Tenants as the result of any refunds or reassessments may be effected by the Purchaser prior to the payment of any refund or reassessment to the Vendor, but net of reasonable out-of-pocket costs expended by 122279 and the Purchaser as aforesaid in conducting any such appeal or reassessment including any commissions payable to agents or consultants to the extent such amounts are recoverable from the Tenants pursuant to the terms of the respective Leases (and subject to the prior approval of the Vendor, acting reasonably) and the amount otherwise owing to the Vendor in accordance with the foregoing shall be reduced by any amount paid to Tenants as a result of any such adjustments.

(5)
To the extent the Vendor receives payment of any refund or reassessment for the period prior to the Closing Date which is properly payable to Tenants, it shall hold such refund or reassessment payment in trust for Tenants entitled thereto in order that 122279 and the Purchaser may make such payments to such Tenants on account of such refund or reassessment, but net of reasonable out-of-pocket costs expended by 122279 and the Purchaser as aforesaid in conducting any such appeal or reassessment including any commissions payable to agents or consultants to the extent such amounts are recoverable from the Tenants pursuant to the terms of the Leases.

Section 4.7    No Effect on Other Rights.
The determination and adjustment of the Purchase Price in accordance with the provisions of this Article 4 does not limit or affect any other rights or causes of action that the Purchaser or the Vendor may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.
Section 4.8    Metered Utilities and Fuel.
To assist in making any adjustments contemplated under Section 4.4 above, the Vendor shall arrange to have all meters for electricity, gas, water and other metered utilities or fuels read on the Closing Date, save and except for those in respect of individual Tenants who are required to pay same directly to the provider(s) of such utilities.
Section 4.9    Access for Audits Post-Closing
The Purchaser shall provide the Vendor and its auditors, during normal business hours at any time and from time to time after Closing upon reasonable prior notice to the Purchaser, access to the books, files, records and information of 122279 and the Purchaser relating exclusively to the Purchased Assets, for the purpose of calculating or verifying the amount of any Adjustments, Actual Recoverable Sums and Recoverable Sum Estimates.
Section 4.10    Survival of Adjustment Obligations.
The provisions of this Article 4 will survive the Closing in accordance with their terms.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES
Section 5.1    Representations and Warranties of the Vendor.
The Vendor represents and warrants as follows to the Purchaser and acknowledges that the Purchaser is relying upon the representations and warranties in connection with its purchase of the Purchased Assets:

(a)
The Vendor is a corporation incorporated and existing under the laws of Canada and has the corporate power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party.

(b)
The execution and delivery of and performance by the Vendor of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by them have been duly authorized by all necessary corporate action on the part of the Vendor.

(c)
This Agreement and each of the Ancillary Agreements to which the Vendor is a party have been duly executed and delivered by the Vendor and constitute legal, valid and binding agreements of the Vendor, enforceable against it in accordance with their respective terms, subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other similar laws of general application affecting creditors’ rights, and (ii) the discretion that a court may exercise in the granting of remedies such as specific performance and injunction.

(d)	The execution and delivery of and performance by the Vendor of this Agreement and each of the Ancillary Agreements to which it is a party:

(i)
do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of its constating documents or by-laws; and

(ii)	do not and will not result in the violation of any Law (subject to compliance with the Competition Act).

(e)	The Vendor is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

(f)
Except for the Purchaser under this Agreement, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase or other acquisition from the Vendor of its interest in any of the Purchased Assets.

(g)
No part of any Property has been taken or expropriated or condemned by any Governmental Entity and, to the knowledge of the Vendor, no expropriation or condemnation proceeding in respect of any Property has been commenced, is pending or is threatened.

(h)	The principal amount unpaid and outstanding under the Assumed Mortgages as at August 31, 2013 was approximately $34,429,229.

(i)	With respect to the Nominee Agreements:

(i)	to the Vendor’s knowledge, except as will be disclosed in the Delivery Materials, there is currently no material default under the Nominee Agreements; and

(ii)
the Vendor will review the list of Nominee Agreements delivered by the Manager as part of the Delivery Materials and advise the Purchaser whether, to the knowledge of the Vendor, there are any Nominee Agreements that are not on such list. With respect to the Leases:

(iii)	to the Vendor’s knowledge, except as will be disclosed in the Delivery Materials, there is currently no material default under the Leases; and

(iv)
the Vendor will review the list of Leases delivered by the Manager as part of the Delivery Materials and advise the Purchaser whether, to the knowledge of the Vendor, there are any Leases that are not on such list.

(j)	With respect to the Material Contracts:

(i)	to the Vendor’s knowledge, except as will be disclosed in the Delivery Materials, there is currently no material default under the Material Contracts; and

(ii)
the Vendor will review the list of Material Contracts delivered by the Manager as part of the Delivery Materials and advise the Purchaser whether, to the knowledge of the Vendor, there are any Material Contracts that are not on such list.

(k)	With respect to the Reports:

(i)
to the Vendor’s knowledge, except as will be disclosed in the Delivery Materials, there is no material contravention by the Co-Owners or the Manager of any Environmental Law at or with respect to any Property; and

(ii)	the Vendor will review the list of Reports delivered by the Manager as part of the Delivery Materials and advise the Purchaser whether, to the knowledge of the Vendor, there are any Reports that are not on such list.

(l)
To the Vendor’s knowledge, except as disclosed in the Delivery Materials, the Vendor and the Co‑Owners have not received any written notice of any violation of, or any order or direction from any Governmental Entity that has not been complied with, with respect to any Environmental Laws relating to the Properties.

(m)
To the Vendor’s knowledge, there is no material uninsured litigation, claim, or proceeding, including appeals and applications for review, in progress against or relating to the Vendor or the Co-Owners in respect of the Properties other than as may be disclosed in the Delivery Materials.

(n)
To the Vendor’s knowledge, there are no trade union or collective bargaining agreements in connection with the Properties to which the Co-Owners are subject, except as disclosed in the Delivery Materials.

(o)
To the Vendor’s knowledge, there are no approvals or consents required for the sale or transfer of the Purchased Assets from the Vendor to the Purchaser (other than with respect to the Competition Act).

(p)
There is no outstanding suit, action, litigation, claim or legal proceeding, including appeals and applications for review, in progress relating to the Vendor or, to the Vendor’s knowledge, the Co-Owners, before any court, commission, board or arbitration panel which, if determined adversely to the Vendor or Co-Owners, would:

(i)	prevent the Vendor from transferring the Purchased Assets to the Purchaser;

(ii)	enjoin, restrict or prohibit the sale or transfer of all or any material part of the Purchased Assets as contemplated by this Agreement; or

(iii)	prevent the Vendor from fulfilling in any material respect its obligations contained in this Agreement or arising from this Agreement.

(q)
There is no requirement on the Vendor to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement (other than pursuant to the Competition Act).

(r)	with respect to the Nominee and the Nominee’s Shares, to the Vendor’s knowledge:

(i)	the Nominee is a corporation duly incorporated, properly organized, validly existing and in good standing under the laws of Canada;

(ii)
the authorized capital of the Nominee consists of an unlimited number of common shares without par value, of which two (2) common shares have been issued as fully paid and non assessable of which one (1) common share has been issued as fully paid and non-assessible to the Vendor;

(iii)	the Vendor is the legal and beneficial owner of one (1) of the Nominee’s Shares;

(iv)
the Vendor is not a party to, the subject of, or bound by any shareholders’ agreement or other agreement with third parties with respect to the Nominee Shares, except as disclosed herein or in the Delivery Materials;

(v)
the Nominee has no liabilities (whether current or contingent) except for (i) those to the Co-owners under the Nominee Agreements and (ii) those incurred as nominee for and on behalf of the Co-owners (including those under the Assumed Mortgages);

(vi)	the only assets held by the Nominees are the Properties and realted assets held in trust for the Co-Owners;

(vii)	the Nominees have not entered into any agreement or engaged in any business of any nature kind whatsoever other than as nominee for and on behalf of the Co-Owners; and

(viii)
there is no material uninsured litigation, claim, or proceeding, including appeals and applications for review, in progress against or relating to the Nominee in respect of the Properties other than as may be disclosed in the Delivery Materials.

In addition to making the representations and warranties above, the Vendor shall authorize and direct the Manager to disclose to the Purchaser any information in the Manager’s knowledge pertaining to the subject matter of of them.
Section 5.2    Representations and Warranties of the Purchaser.
The Purchaser represents and warrants as follows to the Vendor and acknowledges that the Vendor is relying on such representations and warranties in connection with its sale of the Purchased Assets:

(a)	The Purchaser is a corporation incorporated and existing under the laws of Ontario and has the corporate power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party.

(b)
The execution and delivery of and performance by the Purchaser of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by them have been duly authorized by all necessary corporate action on the part of the Purchaser.

(c)
This Agreement and each of the Ancillary Agreements to which the Purchaser is a party have been duly executed and delivered by the Purchaser and constitute legal, valid and binding agreements of the Purchaser, enforceable against it in accordance with their respective terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other similar laws of general application affecting creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)
The Purchaser is registered for the purposes of Part IX of the ETA in accordance with the requirements of Subdivision (d) of Division V thereof and its registration number is [number redacted], it is registered for the purposes of Chapter VIII of the QSTA and its registration number is [number redacted], it will continue to be so registered at the Closing Date, and it is purchasing the Properties as principal for its own account and not as an agent, trustee, or otherwise on behalf of or for another person.

(e)	The execution and delivery of and performance by the Purchaser of this Agreement and each of the Ancillary Agreements to which it is a party:

(i)
do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of its constating documents or by-laws; and

(ii)	do not and will not result in the violation of any Law (subject to compliance with the Competition Act).

(f)	The Purchaser is a “Canadian” as defined in section 3 of the Investment Canada Act, R.S., 1985, c.28 (1st Supp.).

(g)
There is no outstanding suit, action, litigation, claim or legal proceeding, including appeals and applications for review, in progress relating to the Purchaser before any court, commission, board or arbitration panel which, if determined adversely to the Purchaser, would:

(i)	prevent the Purchaser from satisfying the Purchase Price;

(ii)	enjoin, restrict or prohibit the purchase of all or any material part of the Purchased Assets as contemplated by this Agreement; or

(iii)	prevent the Purchaser from fulfilling in any material respect its obligations contained in this Agreement or arising from this Agreement.

(h)
There is no requirement on the Purchaser to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement (other than pursuant to the Competition Act).

(i)
Subject to the satisfaction of the conditions contained in Section 6.5(1)(d) and Section 8.1(d) and (e), the Purchaser has cash in immediately available funds (save, in the case of funds being borrowed, subject only to the satisfaction of customary and commercially reasonable conditions of advance) sufficient to complete the purchase of the Purchased Assets on Closing.

Section 5.3    Update of Representations and Warranties.

(a)
To the extent that any information or material in the Delivery Materials or in any Schedule to this Agreement qualifies any of the representations and warranties of the Vendor contained in this Agreement or in any Ancillary Agreement, the representations and warranties of the Vendor will be deemed to have been amended so as to be qualified by such information or material.

(b)
Each of the Vendor or the Purchaser covenants to give written Notice to the other, on or before the 5th Business Day immediately prior to the Due Diligence Date, advising whether any of its representations and warranties, if made as at the date of such Notice, would be untrue, misleading or inaccurate in any material respect, together with, where such is the case, reasonable particulars thereof. If the Vendor or the Purchaser advises the other Party that any of its said representations and warranties, if made as at the date of such Notice, would be untrue, misleading or inaccurate in any material respect, then the other Party may, at its election not later than the Due Diligence Date:

(i)	accept the updated representation and warranty, in which event the other Party shall have no claim with respect to such updated representation or warranty; or

(ii)	terminate this Agreement, in which event the Purchaser shall be entitled to the return of its Deposit together with interest earned thereon.
Section 5.4    Non-Merger and Survival.

(1)	Except as otherwise provided in this Agreement with respect to making Adjustments, the covenants, representations and warranties contained in this

Agreement and any Ancillary Agreement survive the Closing and continue in full force and effect for a period of one (1) year after the Closing Date, except that there is no limitation as to time for claims involving fraud or fraudulent misrepresentation.

(2)
No Party has any obligation or liability with respect to any covenant, representation or warranty made by such Party in this Agreement or any Ancillary Agreement after the end of the applicable time period specified in Section 5.4(1), except for claims relating to the representations and warranties that the Party has been notified of prior to the end of the applicable time period and except with respect to making Adjustments.

Section 5.5    “As-Is” Purchase

(1)
Except for the representations and warranties of the Vendor expressly set out in Section 5.1 or in the Ancillary Agreements, in entering into this Agreement and closing the Transaction, the Purchaser has relied and will continue to rely entirely and solely upon its own inspections and investigations with respect to the Purchased Assets.

(2)
Except as otherwise expressly provided for in this Agreement, the Purchased Assets are being purchased and assumed by the Purchaser on an "as is, where is" basis, at the Purchaser's entire risk and peril, and without any express or implied agreement or representation and warranty of any kind whatsoever, legal or conventional, as to the physical or financial condition, suitability for development, fitness for a particular purpose, merchantability, title, physical characteristics, profitability, use or zoning, environmental condition, existence of latent defects; quality, or any other aspect or characteristic thereof. For certainty and without limiting the generality of the foregoing, the Parties hereby agree to exclude altogether the effect of the legal warranty provided for by Article 1716 of the Civil Code of Québec and that the Purchaser, except to the extent specifically set forth in this Agreement, is purchasing the Purchased Assets at its own risk within the meaning of Article 1733 of the Civil Code of Québec and that the Vendor is not a professional seller.

(3)
Except as otherwise expressly provided in this Agreement, the Purchaser hereby unconditionally and irrevocably waives any and all actual or potential rights or claims the Purchaser might have against the Vendor pursuant to any warranty, express or implied, legal or conventional, of any kind or type, other than those representations and warranties expressly set forth in this Agreement. Such waiver is absolute, unlimited, and includes, but is not limited to, waiver of express warranties, implied warranties, any warranties contained in the Civil Code of Québec, warranties of fitness for a particular use, warranties of merchantability, warranties of occupancy, strict liability and claims of every kind and type, including, but not limited to, claims regarding defects, whether or not discoverable or latent, product liability claims, or similar claims, and to all other extent or later created or conceived of strict liability or strict liability type claims and rights.

(4)	Except as otherwise expressly provided for in this Agreement, the Vendor makes no agreements or representations and warranties concerning any statements made or other information delivered or made available to the Purchaser (whether by the Vendor, the Vendor’s real estate broker, the Vendor’s solicitors or any other agents, or representatives or advisors of the Vendor or any of its affiliates, or any other Person) with respect to the Purchased Assets, whether as part of the Delivery Materials or otherwise.

(5)
The Delivery Materials are provided to the Purchaser without representation or warranty and the Purchaser will rely entirely and solely upon its own investigations and inspections and shall not rely on the Delivery Materials or any other information furnished by the Vendor or any other person or entities on behalf of or at the direction of the Vendor in connection therewith.

(6)
Except as otherwise expressly provided for in this Agreement or in the Ancillary Agreements, the Vendor will have no obligations or responsibility to the Purchaser after Closing with respect to any matter relating to the Purchased Assets or the condition thereof.

(7)	The Vendor has no liability for, or obligation with respect to, any special, indirect, incidental, consequential, punitive or aggravated damages.

(8)
On the Closing, the Purchaser shall execute and deliver to the Vendor (i) a release of the Vendor from and in respect of any and all costs, expenses, losses and/or damages incurred or sustained by the Purchaser and (ii) an indemnity of the Vendor from and against any and all costs, expenses, losses and/or damages incurred or sustained by the Vendor and/or any and all claims, demands, actions, suits and proceedings made or brought against the Vendor related to or arising from or in connection with the physical or financial condition, suitability for development, fitness for a particular purpose, merchantability, title, physical characteristics, profitability, use or zoning, environmental condition, existence of latent defects, quality, or any other aspect or characteristic any of the Purchased Assets save and except to the extent caused by a breach of representation, warranty or covenant of the Vendor pursuant to this Agreement.

(9)	The provisions of this Section 5.5 will survive Closing or the termination of this Agreement.
Section 5.6    Mutual Acknowledgement.
The Purchaser and the Vendor acknowledge and agree that, pursuant to the Westcliff Waiver Agreements:

(a)
122279 has waived its contingent rights to purchase the Purchased Assets that relate to each Property pursuant to Article 8 of the existing indivision agreement between the Vendor and 122279 applicable to such Property on the terms and conditions set out in the Westcliff Waiver Agreements;

(b)	122279 has consented to the sale of the Purchased Assets by the Vendor to the Purchaser on the terms and conditions set out in the Westcliff Waiver Agreements;

(c)	122279 has agreed with the Vendor that it shall take such actions as may be reasonably required for the Vendor to perform its obligations under Sections 2.4 and 2.5 above;

(d)
122279 and the Purchaser have agreed to the borrowing of funds by them as co-owners of the Properties as and from the Closing, and the granting of security against the Purchased Assets on the Closing Date in additional to that constituted by the Assumed Mortgages, in each such case on the terms and conditions set out in the Westcliff Waiver Agreements; and

(e)	122279 and the Purchaser have agreed to:

(iii)	new indivision agreements in replacement of the existing indivision agreements between the Vendor and 122279; and

(iv)	the assignment and assumption of the Management Agreements (or to terminate and replace them), in each case on the terms and conditions set out in the Westcliff Waiver Agreements.
ARTICLE 6
INVESTIGATION OF PURCHASED ASSETS
Section 6.1    Delivery Materials.

(1)
The Vendor shall use commercially reasonable efforts to cause the Manager to deliver to the Purchaser (or, where indicated below, make available to the Purchaser for inspection), no later than two (2) Business Days after the Acceptance Date (the “Delivery Date”) true and complete copies of the following materials (the “Delivery Materials”), together with a list of each category of Delivery Material, (the Purchaser’s receipt and review of all of which shall in all cases be subject to the provisions of Section 7.1 below):

(a)	the existing indivision agreements between the Vendor and 122279 pertaining to the Properties;

(b)	the Nominee Agreements;

(c)	the Leases;

(d)
a rent roll with respect to the Leases for each Property in the format prepared in connection with the management of the Properties together with a list of any current arrears and defaults by Tenants, details of deposits and letters of credit held including the last date on which interest was paid on them, details of all disputes with Tenants, details of any shortfall and recoveries from Tenants due to special lease terms and particulars of any inducements and allowances given to Tenants;

(e)	income and expense statements with respect to each Property for the years 2011 and 2012 and the first six (6) months of 2013, containing all items of income and expense;

(f)
a list of all material Chattels owned by the Co-Owners and their location and a list of all Chattels leased by Co-Owners (copies of any Material Contracts, relating thereto to be included among the Material Contracts referred to in paragraph (i) below);

(g)	the last available certificates of location for each Property prepared by a land surveyor qualified to practise in the Province of Quebec, if any (the “Surveys”);

(h)	all Material Contracts;

(i)	current rent rolls for each of the Properties;

(j)	copies of the Assumed Mortgages and loan or credit agreements and other relevant instruments relating to the Assumed Mortgages;

(k)	a listing of current accounts receivable for each Property and Tenant arrears;

(l)
copies of realty tax bills (or interim realty tax bills) and realty tax assessments with respect to each of the Properties which are current and for 2011, 2012 and 2013 in the possession of the Vendor or under their control together with details of all realty tax assessment appeals filed that are in progress, if any;

(m)	the budget for revenues and operating expenses for the Properties for the 2013 fiscal year;

(n)	copies of the year-end reconciliation statements with respect to recoverable taxes, expenses and other items under Existing Leases for the 2012 Fiscal Year;

(o)	a list of committed and current capital expenditures for each of the Properties;

(p)	particulars of all Intellectual Property;

(q)	the operating cost and tax formula for the 2013 Fiscal Year for each Property;

(r)
to the extent in the Manager’s possession, all Tenants’ files (including any financial information respecting Tenants and other existing correspondence) in the Vendor’s possession or under its control relating to the Existing Leases and the Tenants (make available);

(s)
to the extent in the Manager’s possession, all environmental, soil, structural and other reports relating to the Properties and addressed in favour of the Vendor and/or the Co-Owners or 122279 (the “Reports”); and

(t)	the minute books, share certificates, share transfer ledgers and shareholders’ ledgers and other relevant corporate documentation regarding the Nominees (make available).
The Vendor shall also use commercially reasonable efforts to cause the Manager to deliver to the Purchaser the Tenant Estoppels referred to in Section 6.5(1)(c) below and, to the extent not so delivered, the Vendor’s Estoppels referred to in said Section 6.4(1)(c).
In addition, if requested by the Purchaser, the Vendor shall use commercially reasonable efforts to cause the Manager to endeavour to obtain on or before the Due Diligence Date and deliver to the Purchaser if available a letter from each of the consultants providing Reports confirming that the Purchaser and its lenders shall be entitled to rely on such Reports. If any such consultant demands the payment of any fee or other sum in consideration of the delivery of such letter, the Purchaser shall pay it or, if the Vendor or the Manager has paid it, shall forthwith reimburse the Vendor or the Manager therefor.

(2)	If this Agreement is terminated, all Delivery Materials will be returned to the Vendor.

(3)
The Vendor shall, forthwith after receipt thereof, cause the representatives of the Vendor listed in Schedule G hereto to examine each list of each category of Delivery Materials given to the Purchaser by the Manager and shall advise the Purchaser in writing of any error or omission in such list of which either such representative is aware.

(4)
The Delivery Materials may be supplemented or amended by the Vendor as necessary from time to time until and including the fifth (5th) Business Day prior to the Due Diligence Date by written Notice to the Purchaser. In addition, if the Vendor becomes aware of an inadvertent failure to provide any Delivery Materials it may, at any time on or before the fifth Business Day prior to the Due Diligence Date, give the Purchaser Notice of such failure and deliver such information to the Purchaser on or before the fifth (5th) Business Day prior to the Due Diligence Date. The Purchaser will have no claim, rights or remedy in respect of such delivery. In the event that the document or information is materially adverse to the Purchaser and is delivered after the fifth (5th) Business Day prior to the Due Diligence Date, the Purchaser will have the right, as its sole remedy, to terminate this Agreement by giving the Vendor Notice of such termination no later than three (3) full Business Days after the delivery of such document or information to the Purchaser. If the Agreement is so terminated, the Vendor will be released from all obligations under this Agreement (except those obligations which are stated to survive termination and except that it shall not be released from any breach of a representation or warranty that was untrue at the time that it was given) and the Deposit and the interest earned thereon will be returned to the Purchaser subject to Section 6.2(6). The Purchaser waives any claim or remedy it might have in respect of the late delivery of Delivery Materials except as set out in this Section 6.1.

Section 6.2    Access to Properties

(1)
From the Acceptance Date until the Due Diligence Date, the Vendor shall use commercially reasonable efforts to cause 122279 and/or the Manager to afford the Purchaser and its agents, advisors, consultants, employees and lenders reasonable access to the Properties and the Chattels during normal business hours upon reasonable prior written Notice to the Vendor, 122279 and the Manager for the purpose of inspecting the Properties and the Chattels.

(2)
Such inspections, tests and audits must be conducted in a manner that minimizes interference with the use of the Properties and does not contravene any Leases or unreasonably interfere with any Tenants. The Purchaser and its agents, advisors, consultants, employees and lenders shall be entitled to communicate with Tenants or their employees or agents both prior to and subsequent to the Due Diligence Date, provided that the Purchaser shall obtain Westcliff’s prior written consent to such communication in each case and the Vendor shall be entitled to reasonable notice in order to permit representatives of the Vendor to be present during such communication.

(3)
No such inspections, tests or audits shall be conducted unless the Vendor or its appointed representative accompanies the Purchaser or its agents, advisors, consultants, employees and lenders, as applicable.

(4)
The Purchaser shall not conduct invasive or intrusive inspections, tests and audits, without (i) the prior written consent of the Vendor, which consent may not be unreasonably withheld, (ii) the prior written consent of Westcliff and (ii) the Purchaser having given the Vendor and Westcliff at least two (2) Business Days’ prior written Notice.

(5)
The rights of the Purchaser in Section 6.2(1) are subject to the Purchaser complying with each of its obligations herein and observing the rights of the Tenants under the Leases, and the exercise of such rights of the Purchaser is at its sole risk and expense.

(6)
The Purchaser shall repair any damage caused by inspections, tests and audits performed by the Purchaser or its agents, consultants, employees or lenders and shall indemnify and save the Vendor (as well as 122279 and the Manager, for whom the Vendor shall be considered to have acted as agent solely for the purpose of such indemnity) harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it as a result of, in respect of, connected with, or arising out of such inspections, tests or audits including any construction hypothecs registered against any Property as a result thereof. This indemnity will survive termination of this Agreement regardless of the cause of such termination and will survive the Closing. For greater certainty, without limiting any other rights and remedies of Vendor under this Agreement or otherwise at law, the Purchaser hereby agrees that the Deposit stands as security for such indemnity and will be held by the Vendor’s Solicitors for a period of not less than ten (10) Business Days after termination of this Agreement (if applicable) during which time the Vendor may submit Notice in writing of any Damages or potential Damages to the Purchaser and the Vendor’s Solicitors and if the Purchaser agrees in writing within a further five (5) Business Days with the Damages then the Vendor’s Solicitors shall forthwith pay the amount of the agreed upon Damages to the Vendor from the Deposit, or if the Purchaser does not agree in writing with the Damages or does not respond in writing within such five (5) Business Day period, then the Vendor’s Solicitors shall pay the Deposit into Court and thereupon will be relieved of all responsibilities and liabilities with respect thereto. This indemnity will survive termination of this Agreement regardless of the cause of such termination and will survive the Closing.
Section 6.3    Authorization of Inquiries with Governmental Entities
The Vendor hereby authorizes the Purchaser and its agents, consultants and advisors to correspond with Governmental Entities for the purpose of obtaining information on record with such Governmental Entities regarding the Properties, including but not limited to information regarding compliance with Laws. The Vendor will promptly at the Purchaser’s request execute and deliver any authorizations reasonably required by the Purchaser to authorize the statutory or Governmental Entity to release such information to the Purchaser. The Purchaser shall not request or cause to be conducted any on-site inspections by any Governmental Entity.
Section 6.4    Special Conditions.

(1)
Notwithstanding any other provision of this Agreement, each of the Vendor and the Purchaser acknowledges to and agrees with the other that they have not yet definitively agreed, nor has Westcliff consented, as to various matters arising from the basis on which the Co-Owners currently own [details redacted] (collectively, the “Outstanding Issues”) [details redacted].

(2)	The obligation of each of the Vendor and the Purchaser to proceed further with the transaction contemplated by this Agreement is subject to:

(a)	[details redacted];

(b)	all matters between each of them and Westcliff pertaining to or arising out of the Outstanding Issues being settled between it and Westcliff to its satisfaction; and

(c)	the Vendor and the Purchaser settling to their mutual satisfaction the portion of the Purchase Price to be allocated to the [details redacted] in accordance with Section 3.2 above, in each case, prior to 5:00 p.m. (Montreal time) on November 15, 2013. The determination of whether the Vendor is so satisfied shall be in the sole discretion of the Vendor and the determination of whether the Purchaser is so satisfied shall be in the sole discretion of the Purchaser. Notwithstanding the immediately preceding sentence, however, the Parties shall endeavour to settle the Outstanding Issues in good faith. Unless each Party has given written Notice to the other prior to 5:00 p.m. (Montreal time) on November 15, 2013 that all such conditions in its favour have been satisfied or waived by it, then this Agreement will automatically terminate at such time and all obligations of the Parties will terminate (except for those obligations which are expressly stated to survive the termination of this Agreement), and the Deposit and all accrued interest will be returned to the Purchaser immediately subject to Section 6.2(6).
Section 6.5    Initial Conditions.

(1)
The obligation of the Purchaser to complete the transaction contemplated by this Agreement is subject to the following conditions (collectively, the “Initial Conditions”) being satisfied on or before the Due Diligence Date, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, unilaterally by the Purchaser in its sole discretion, namely that:

(a)
the Purchaser has satisfied itself, in the Purchaser’s sole and unreviewable discretion, with respect to all aspects of the Purchase Assets, Leases, Contracts, the physical condition of the Properties, zoning, environmental matters, financial matters, its review of the Delivery Materials and any other matters of interest to the Purchaser;

(b)	the Purchaser is satisfied in its sole discretion with its review of title of the Purchased Assets (including the Permitted Encumbrances);

(c)	the Purchaser shall have received and been satisfied with Tenant Estoppels with respect to each of the Properties as follows:

(i)	Tenant Estoppels from all of the Major Tenants of such Properties; and

(ii)
Tenant Estoppels from Tenants in occupancy of such Property that are not Major Tenants occupying not less than 70% of the Property, by gross leaseable area (excluding the area of such Property demised to Major Tenants)

(the “Required Estoppels”);
provided that the Purchaser may request that it be provided with a Vendor's Estoppel with respect to any Tenants in any of the Properties in order to meet a deficiency in the Required Estoppels with respect to any one or more of the Properties;

(d)
the Purchaser has entered into an agreement with the mortgagee of each of the Assumed Mortgages pursuant to which the Purchaser shall assume each of such Assumed Mortgages on terms and conditions satisfactory to the Purchaser in its sole discretion;

(e)	the Purchaser has arranged additional mortgage financing for the Properties (the “Closing Financing”):

(i)	in a principal amount, taken together with the outstanding principal amount of the Assumed Mortgages as at the Closing Date, that is at least twenty-five (25) per cent of the Purchase Price;

(ii)	that is consistent with any applicable requirements of the Westcliff Waiver Agreement referred to in paragraph (b) of the definition thereof; and

(iii)	is otherwise satisfactory to the Purchaser in its sole discretion.

(2)
Unless the Purchaser has given written Notice to the Vendor on or before the Due Diligence Date that all of the Initial Conditions have been satisfied or waived by the Purchaser, this Agreement will terminate at 5:00 p.m. (local time at the Vendor’s address for Notice) on such date and all obligations of the Parties will terminate (except for those obligations which are expressly stated to survive the termination of this Agreement), and the Deposit and all accrued interest will be returned to the Purchaser immediately subject to Section 6.2(6).

Section 6.6    Purchaser’s Notice
The Parties recognize that because the Closing Date follows the Due Diligence Date by only five (5) days, they and their counsel will need to begin preparations for Closing prior to the Due Diligence Date without knowing whether the Initial Conditions will be satisfied or waived. The Purchaser may, at its option, advise the Vendor on or before the 15th day prior to the Due Diligence Date (the “Pre-Notification Date”) whether or not it expects that all the Initial Conditions will be satisfied or waived, so as to assist the Parties in deciding the extent to which they will begin such preparations prior to the Due Diligence Date. However, in no event shall such advice be legally binding on the Purchaser nor shall it affect in any way the Purchaser’s right to consider the Initial Conditions not satisfied or waived on or prior to the Due Diligence Date. In the event that the Purchaser provides written notice to the Vendor on or before the Pre-Notification Date that it expects all the Initial Conditions will be satisfied or waived (the “Pre-Waiver Notice”), but the Initial Conditions are not all waived or satisfied and the Agreement is terminated, each of the Vendor and the Purchaser will bear its own costs on account of legal expenses and other third party costs incurred by it following the Pre-Waiver Notice.
Section 6.7    Title
The Purchaser shall not call for the production of any title deed, certificates of location, abstract of title, title opinions, proof or evidence of title other than those in the Vendor’s possession or under its control and except as otherwise specifically set out in this Agreement. The Purchaser shall be allowed until the Due Diligence Date to examine the title to the Properties at its own expense. If, on or prior to the Due Diligence Date, any valid objection to title to any Property is made (other than Permitted Encumbrances) in writing to the Vendor, which the Vendor shall be unable or unwilling, acting reasonably, to remove and which the Purchaser will not waive, this Agreement shall, notwithstanding any intermediate acts or negotiations in respect of such objections, be null and void and the Deposit and interest accrued thereon shall be returned to the Purchaser. Save as to any valid objections so made on or prior to the Due Diligence Date or any Encumbrance other than a

Permitted Encumbrance registered against title to the Property following the Due Diligence Period, the Purchaser shall be conclusively deemed to have satisfied itself with respect to the matters herein set forth.
Section 6.8    Adequacy of Consideration
The Parties are sophisticated real estate investors, owners, developers, and/or buyers, as applicable, and have a sophisticated understanding of the process of buying and selling immovables. Each Party agrees that the agreements, undertakings, covenants, conditions and payments contained in this Agreement are adequate and sufficient consideration to support the enforcement of this Agreement in accordance with the terms and conditions of this Agreement. Each Party irrevocably, completely, and unconditionally waives the right to assert any claim, in any forum or under any theory, now and in the future on behalf of such waiving Party and its heirs, administrators, executors, legal representatives, successors and assigns that this Agreement is not enforceable, in whole or in any part, due to any claim that the Agreement is an option contract and/or that the Agreement lacks adequate or sufficient consideration.
ARTICLE 7
PRE-CLOSING
Section 7.1    Confidentiality.

(1)
The Purchaser shall keep confidential the transaction contemplated by this Agreement, the contents of this Agreement and its existence and all information disclosed to the Purchaser relating to the Purchased Assets, regardless of whether such information is in oral, visual, electronic, written or other form and whether or not it is identified as “confidential” (collectively, the “Information”).

(2)
Without the prior written consent of the Vendor, the Purchaser and its directors, officers, employees, agents, and advisors including accountants, counsel, lenders, advisors, consultants and financial advisors (the “Representatives”) shall not:

(a)	use the Information other than to evaluate the transaction;

(b)
disclose any of the Information to any Person other than Representatives who need to know such Information, are informed of the confidential nature of such information and agree to treat such information as confidential in accordance with the terms of this Section; or

(c)	disclose to any Person other than the Representatives who need to know such information the status or any terms, conditions or other facts relating to the transaction contemplated by this Agreement.

(3)
The disclosure restrictions contained in this Section 7.1 do not apply to any information (including, if applicable, this Agreement itself) that is required to be disclosed by any applicable Law (unless such Law permits a party to refrain from making such disclosure for confidentiality or other reasons), any order of any competent court or other authority, or pursuant to the rules of any relevant stock exchange.

(4)	The confidentiality restrictions contained in this Section 7.1 do not apply to any information that:

(a)	is or becomes generally available to the public other than as a result of direct or indirect disclosure by the Purchaser or its Representatives,

(b)
is or becomes available to the Purchaser on a non-confidential basis from a source other than the Vendor, provided such source does not owe a duty of confidentiality to the Vendor or to any other Person with respect to the information; or

(c)	is or was demonstrably independently developed by the Purchaser without use of any information disclosed by the Vendor.

(5)
If this Agreement is terminated, the Purchaser shall promptly return or destroy, or cause to be returned or destroyed, the Information and all copies of it and all materials prepared by the Purchaser and its Representatives that contain, reflect, summarize, analyze, discuss or review any of the Information , and deliver to the Vendor a certificate of a senior officer of the Purchaser confirming that all Information has been so returned or destroyed.

(6)	The provisions of this Section 7.1 will survive termination of this Agreement.
Section 7.2    Conduct of Business.
The Vendor shall use commercially reasonable efforts to cause the Manager to continue to operate and manage the Purchased Assets as it has in the past and in a good and businesslike manner as would a prudent owner of comparable property and assets.
Section 7.3    Contracts and Leases.

(1)
Following the Acceptance Date to and including 5:00 p.m. on the third (3rd) Business Day prior to the Due Diligence Date, the Vendor shall be entitled to enter into any Lease or Contract or amendment or modification or termination thereof without the prior written consent of the Purchaser, but shall provide the Purchaser with a true copy of any such Lease, Contract, or amendment, modification or termination thereof forthwith after entering into the same.

(2)
After 5:00 p.m. on the third Business Day prior to the Due Diligence Date, the Vendor shall not consent to the Co-Owners or the Manager entering into any Leases or any Contracts, or any amendment, modification or termination of any existing Lease or any Contract, without the prior written consent of the Purchaser, which consent the Purchaser shall not unreasonably withhold or delay, the Purchaser acknowledging that the Vendor does not have a right of approval in respect of all such Leases, Contracts, amendments, modifications or terminations and where the Vendor has no such right of consent, this Section 7.3(3) shall not be applicable.

(3)
Without limiting the generality of Section 7.3(3), the Purchaser’s consent is not required in respect of any Lease or any Contract that may be entered into or amended, modified or terminated without the consent of the Vendor pursuant to the terms and the existing indivision agreements between the Vendor and 122279 and the Management Agreements.

(4)
If the Purchaser’s consent is required under Section 7.3(3), it will be deemed to have been granted if the Purchaser does not give the Vendor Notice of its refusal to consent within five (5) Business Days following delivery of a written request for consent from the Vendor.

(5)	This Section 7.3 will survive the Closing.
Section 7.4    Tenant Estoppel Certificates.

(1)
The Vendor shall use commercially reasonable efforts to cause the Manager to obtain and deliver to the Purchaser on or before the date that is three (3) Business Days prior to the Due Diligence Date an Estoppel Certificate from each Tenant (the “Tenant Estoppels”).

(2)	The failure to obtain the Tenant Estoppels will not constitute a default on the part of the Vendor.

(3)
In the event that the Vendor is unable to obtain any particular Tenant Estoppel, the Vendor shall deliver a Vendor’s Estoppel, will be deemed to be delivery of the Tenant Estoppel for the subject Lease.

(4)	The Vendor is not required to spend any money to obtain the Tenant Estoppels.
Section 7.5    Filings and Authorizations.
As promptly as practicable after the Acceptance Date each of the Parties shall (i) make, or cause to be made, all filings and submissions under all Laws applicable to it, that are required for it to consummate the purchase and sale of the Purchased Assets in accordance with the terms of this Agreement and (ii) use commercially reasonable efforts to obtain, or cause to be obtained, all Authorizations necessary or advisable to be obtained by it in order to consummate the transaction.
Section 7.6    Risk, Expropriation and Damage.

(1)
The Purchased Assets are at the risk of the Vendor until Closing. If (1) any material part of any Property is expropriated or conveyed in lieu of expropriation to any Person or Governmental Entity having the power to expropriate or (2) there occurs any loss of or damage to any Property before Closing in either case (i) the cost or value of which, as applicable, exceeds ten percent (10%) of the portion of the Purchase Price allocated to the Purchased Assets for such Property as determined by a qualified insurance adjuster jointly appointed by the Vendor and the Purchaser, or (ii) which entitles Tenant(s) occupying in excess of twenty percent (20%) of the rentable area of the Land or Building comprising such Property to terminate its/their Lease(s), the Vendor shall immediately after learning thereof notify the

Purchaser of the loss or damage or expropriation or conveyance and the extent thereof and the Purchaser, within five (5) Business Days after receipt of such Notice from the Vendor, shall by Notice in writing to the Vendor elect:

(a)
to terminate this Agreement, in which the Purchaser and the Vendor will be released from all obligations under this Agreement and the Deposit and the interest earned thereon will be returned to the Purchaser subject to Section 6.2(6);

(b)
to complete the transaction contemplated by this Agreement subject to its other terms and conditions, without abatement of the Purchase Price in relation to the expropriation or conveyance or loss or damage, in which event the Purchaser will be entitled to, and the Vendor shall release its interest in and assign to the Purchaser (or if such assignment is not permitted, hold in trust for the Purchaser), the Vendor’s fifty (50) per cent undivided interest in all expropriation or conveyance proceeds and in the proceeds of insurance in respect of such loss or damage, and the Purchase Price shall be reduced by one half of the amount of the deductibles in respect of such loss or damage under such insurance; or

(c)
to complete the transaction contemplated by this Agreement subject to its other terms and conditions with an abatement of the Purchase Price equal to the Vendor’s fifty (50) per cent share of the cost of repair of the loss or damage, as determined by a qualified insurance adjuster jointly appointed by the Vendor and the Purchaser, or the value of that portion of the Purchased Assets that is expropriated or conveyed, in which event all insurance proceeds of the Vendor’s insurance will remain payable to the Vendor.

(2)
If the expropriation or conveyance in lieu of expropriation or damage or loss, as applicable, does not meet the criteria referred to in Section 7.6(1) above, or if the Purchaser does not give Notice to the Vendor of its election within five (5) Business Days after delivery of the Vendor’s Notice, the Purchaser shall complete the transaction contemplated by this Agreement subject to its other terms and conditions, without abatement of the Purchase Price in relation to the expropriation or conveyance or loss or damage, in which event the Purchaser will be entitled to, and the Vendor shall release its interest in and assign to the Purchaser (or if such assignment is not permitted, hold in trust for the Purchaser), the Vendor’s fifty (50) per cent undivided interest in all expropriation or conveyance proceeds and in the proceeds of insurance in respect of such loss or damage, and the Purchase Price shall be reduced by one half of the amount of the deductibles in respect of such loss or damage under such insurance.

(3)
In the event of a dispute between the Vendor and the Purchaser as to any determination by the insurance adjuster as to the matters referred to in this Section 7.6, the determination will be referred to arbitration in accordance with the Code of Civil Procedure (Quebec).

(4)	The Closing will, at the written request of either Party to the other, be extended to the extent necessary (but to no greater extent), to accommodate the operation of this Section 7.6.
Section 7.7    Competition Act

(1)
Within ten (10) business days of the execution of this Agreement, the Purchaser shall prepare and file with the Commissioner of Competition a complete and comprehensive application for an advance ruling certificate. Upon request by the Vendor, the Purchaser shall also prepare its portion of a pre‑merger notification filing under Part IX of the Competition Act. The Vendor will provide the Purchaser with reasonable assistance, cooperation and information in preparing filings referred to in this paragraph. The Competition Act filing fee shall be paid by the Purchaser.

(2)
Subject to Laws, each Party shall provide the other Party (or its external counsel in respect of competitively‑sensitive, privileged or confidential matters) with a reasonable opportunity to review and comment on all draft filings, applications and submissions to be made to the Commissioner of Competition and the other party shall co‑operate with and assist such party in the preparation and making of all such filings, applications and submissions and the obtaining of all consents, approvals, authorizations or waivers required. Neither Party shall engage in any material communication with the Commissioner of Competition or his delegates without first providing the other Party with an opportunity to review and/or particiate in such communication. The Purchaser shall agree to divest or hold-separate any assets or businesses or agree to any other competition law remedy, if necesssary to obtain Competition Act Approval by the Closing Date.

Section 7.8    Work Orders
In the event that there shall be any Work Order arising after the Due Diligence Date that was not in existence on the Due Duligence Date, which is unremedied at Closing, there shall be an adjustment in favour of the Purchaser on Closing equal to 50% of the amount required to rectify same, as mutually agreed on between the parties, each acting reasonably, to a maximum amount of $10,000.00 with respect to any Property.
ARTICLE 8
CLOSING CONDITIONS
Section 8.1    Closing Conditions for the Benefit of the Purchaser.
The purchase and sale of the Purchased Assets is subject to the following conditions being satisfied at or prior to Closing, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser unilaterally and in its sole discretion, namely, that:

(a)	title to the Properties is good and marketable and insurable and free from all Encumbrances except for Permitted Encumbrances;

(b)	subject to Section 5.3, the representations and warranties of the Vendor contained in this Agreement or in any Ancillary Agreement were true and correct as of the date of this Agreement in all material respects (and those in Section 5.1(a), (b), (c), (d), (e), (f), (q) and (s) are true and correct as of the Closing Date in all material respects with the same force and effect as if such representations and warranties had been made on and of such date) and the Vendor shall on Closing deliver a certificate of a senior officer (without personal liability) to the same effect;

(c)
the Vendor has fulfilled or complied with, in all material respects, all covenants contained in this Agreement and in any Ancillary Agreement to be fulfilled or complied with by it at or prior to Closing, and the Vendor has delivered a certificate of a senior officer (without personal liability) to the same effect (the receipt of such certificate and the occurrence of Closing will not constitute a waiver); and

(d)	the Vendor delivers or causes to be delivered to the Purchaser the deliveries listed in Section 8.3 in compliance with Section 8.5; and

(e)
by the Closing Date, (i) the Commissioner of Competition appointed pursuant to the Competition Act or any persons authorized by the Commissioner of Competition (the “Commissioner”) shall have issued an advance ruling certificate under section 102 of the Competition Act in respect of this transaction, or (ii) the applicable waiting period relating to pre‑merger notification under Part IX of the Competition Act shall have expired or been waived (or the obligation to notify has been waived) and the Commissioner shall have notified the Purchaser in writing, that the Commissioner does not, at that time intend to make an application to the Competition Tribunal under section 92 of the Competition Act in respect of this transaction (the “Competition Act Approval”).

Section 8.2    Closing Conditions for the Benefit of the Vendor.
The purchase and sale of the Purchased Assets is subject to the following conditions being satisfied at or prior to Closing, which conditions are for the exclusive benefit of the Vendor and may be waived, in whole or in part, by the Vendor unilaterally and in its sole discretion, namely that:

(a)
the representations and warranties of the Purchaser contained in this Agreement or in any Ancillary Agreement were true and correct as of the date of this Agreement in all material respects (and those in Section 5.2(a), (b), (c), (d), (e), (g), (i) and (j) are true and correct as of the Closing Date in all material respects with the same force and effect as if such representations and warranties had been made on and of such date) and the Vendor shall on Closing deliver a certificate of a senior officer (without personal liability) to the same effect;

(b)
the Purchaser has fulfilled or complied with, in all material respects, all covenants contained in this Agreement and in any Ancillary Agreement to be fulfilled or complied with by it at or prior to Closing, and the Purchaser has delivered a certificate of a senior officer (without personal liability) to the same effect (the receipt of such certificate and the occurrence of Closing will not constitute a waiver of the covenants of the Purchaser which are contained in this Agreement);

(c)	the Purchaser delivers or causes to be delivered to the Vendor the deliveries listed in Section 8.4 in compliance with Section 8.5; and

(d)	by the Closing Date, the Competition Act Approval shall have been received.
Section 8.3    Vendor’s Closing Deliveries
At Closing, subject to the provisions of this Agreement, the Vendor shall deliver or cause to be delivered to the Purchaser the following, duly executed by the Vendor where it is a party (the “Vendor’s Deliveries”):

(a)	[details of transfer instruments redacted]

(b)	a transfer from the SJB Owner transferring an undivided fifty (50) per cent interest in the SJB Property to the Purchaser (or as it may direct to any assignee permitted under Section 12.10(3));

(c)	details of transfer instruments redacted];

(d)
all documents reasonably required of the Vendor in respect of the transfer of the Nominee Shares from the Vendor to the Purchaser, including, without limitation, share certificates endorsed for transfer, and resignations of, and releases by the Nominee of, the directors and officers of the Nominee who are appointees or nominees of the Vendor;

(e)
subject to paragraphs (p) and (q) below, an assignment and assumption of the Vendor’s interest in the Leases for each Property wherein the Vendor assigns its fifty (50) per cent undivided interest in such Lease, including provision for continued responsibility of the Vendor for liabilities and defaults incurred or committed prior to the Closing Date (except those in respect of which the Purchaser receives credit on the statement of adjustments) and an indemnity by the Vendor in favour of the Purchaser with respect thereto (which indemnity shall be subject to the limitations of Sections 5.4(3) and (4)) and assumption by the Purchaser of all of the obligations of the Vendor under the Leases arising on and after the Closing Date and an indemnity by the Purchaser in favour of the Vendor with respect thereto (including an assignment and transfer of the Vendor’s fifty (50) per cent undivided interest in all non-cash security from the Tenants) (each an “Assignment and Assumption of Lease”);

(f)
subject to paragraphs (p) and (q) below, an assignment and assumption of the Vendor’s interest in the Contracts for each Property (to the extent assignable and, if not assignable, the Vendor shall, following Closing, hold the benefit thereof in trust for the Purchaser) wherein the Vendor assigns its fifty (50) per cent undivided interest in such Contracts (to the extent assignable), other than the Warranties, to the Purchaser, including provision for continued responsibility of the Vendor for liabilities and defaults incurred or committed prior to the Closing Date (except those in respect of which the Purchaser receives credit on the statement of adjustments) and an indemnity by the Vendor in favour of the Purchaser with respect thereto (which indemnity shall be subject to the limitations of Sections 5.4(3) and (4)) and assumption by the Purchaser of all covenants of the Vendor under such agreements arising on and after the Closing Date and an indemnity by the Purchaser in favour of the Vendor with respect thereto (each an “Assignment and Assumption of Contracts”);

(g)
subject to paragraphs (p) and (q) below, an assignment of the Vendor’s interest in the Warranties (to the extent assignable and, if not assignable, the Vendor to hold the benefit thereof in trust for the Purchaser);

(h)	subject to paragraphs (p) and (q) below, assignments of the Vendor’s interest in all Intellectual Property, to the extent assignable;

(i)	the certificate referred to in Section 8.1(b) (bring-down regarding representations, warranties and covenants);

(j)	a direction as to the payee or payees of the balance of the Purchase Price including wire transfer details;

(k)	an undertaking by the Vendor to re-adjust the Adjustments in accordance with Article 4;

(l)	a statutory declaration of an officer of the Vendor confirming that the Vendor is not a non-resident of Canada within the meaning of the Income Tax Act (Canada);

(m)	any tax election referred to in Section 3.7;

(n)	subject to paragraphs (p) and (q) below, the direction(s) regarding Property Tax Refunds referred to in Section 4.5;

(o)	vacant possession of each Property, subject to the Indivision Agreements, the Leases and the Management Agreements;

(p)	in the case of the MCD Assets, documents analogous to those referred to in paragraphs (e), (f), (g), (h), (l), (m) and (n) above given by the MCD Owner;

(q)	in the case of the SJB Assets, documents analogous to those referred to in paragraphs (e), (f), (g), (h), (l), (m) and (n) above given by the SJB Owner;

(r)	a statutory declaration of an officer of the MCD Owner confirming that the MCD Owner is not a non-resident of Canada within the meaning of the Income Tax Act (Canada);

(s)	a statutory declaration of an officer of the SJB Owner confirming that the SJB Owner is not a non-resident of Canada within the meaning of the Income Tax Act (Canada); and

(t)
all other documents which the Purchaser reasonably requests to give effect to the transaction contemplated by this Agreement and to result in the proper transfer of the Purchased Assets by the Purchaser.

Section 8.4    Purchaser’s Closing Deliveries
On or before Closing, subject to the terms and conditions of this Agreement, the Purchaser shall deliver or cause to be delivered to the Vendor the following, duly executed by the Purchaser where it is a party thereto (the “Purchaser’s Deliveries”):

(a)	a wire transfer of the balance of the Purchase Price;

(b)	each Off-Title Transfer;

(c)	each Assignment and Assumption of Lease;

(d)	each Assignment and Assumption of Contracts;

(e)
an assumption of the Permitted Encumbrances for each Property wherein the Purchaser assumes all obligations of the Vendor thereunder arising on and after the Closing Date and an indemnity by the Purchaser in respect thereof in favour of the Vendor;

(f)	any specific assignment and/or assumption agreements and other documentation which may be required under any of the Permitted Encumbrances;

(g)	assignments of all Intellectual Property (to the extent such assignments contemplate the Purchaser executing them);

(h)	the certificate referred to in Section 8.2(a) (bring-down regarding representations and warranties and covenants);

(i)	an undertaking by the Purchaser to re-adjust the Adjustments in accordance with Article 4;

(j)	the release and indemnity required by Section 5.5(7);

(k)	the GST and QST Undertaking and Indemnity;

(l)	any tax election referred to in Section 3.7; and

(m)
all other documents which the Vendor reasonably requests to give effect to the transaction contemplated by this Agreement and to result in the proper assumption of all obligations and liabilities in respect of the Purchased Assets by the Purchaser as and from the Closing.

Section 8.5    Forms of Closing Deliveries.
Except where expressly provided otherwise in this Agreement or where it is provided that an agreement is to be satisfactory to a party in its sole discretion, the form of all Vendor’s Deliveries and Purchaser’s Deliveries (collectively, the “Closing Deliveries”) must be acceptable to both parties, each acting reasonably and in good faith. The Closing Deliveries must not contain covenants, representations or warranties that are in addition to or more onerous upon either the Vendor or the Purchaser than those expressly set forth in this Agreement unless contemplated in this Agreement or otherwise agreed by both parties.
Section 8.6    Actions to Satisfy Closing Conditions.
The Vendor and the Purchaser shall each take all such actions as are within its power to control and use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, so as to seek to ensure compliance with all of the conditions set forth in Section 8.1 and Section 8.2 that are for the benefit of the other Party.
ARTICLE 9
CLOSING
Section 9.1    Date, Time and Place of Closing.
The completion of the transaction of purchase and sale contemplated by this Agreement will take place at the offices of Stikeman Elliott LLP, 1155 René-Lévesque Boulevard West, 40th Floor, Montreal, Quebec at 10:00 a.m. (Montreal time) on the Closing Date.
Section 9.2    Closing Procedures.

(1)
All matters of payment and delivery of documents by each party to the other will be deemed to be concurrent requirements of Closing so that the Closing will not be completed hereunder until all payments and deliveries have been completed, which the Parties covenant to do.

(2)
Subject to satisfaction or waiver by the relevant Party of the conditions of closing and subject to Section 9.3, at the Closing the Vendor shall deliver everything described in Section 8.3 and upon such deliveries the Purchaser shall pay or satisfy the Purchase Price in accordance with Section 3.3.

Section 9.3    Non-Assigned Contracts.
In the event that there is any Contract which is not assignable in whole or in part without the consent, approval or waiver of another party or parties to it and such consent, approval or waiver has not been obtained as of the Closing Date, then:

(a)	nothing in this Agreement nor any Ancillary Agreement will be construed as an assignment of any such Contract (a “Non-assigned Contract”);

(b)
the Vendor shall, to the extent it may lawfully do so, hold such Contract, and any contractual rights in respect thereof, in trust for the benefit of the Purchaser, at the sole cost and expense of the Purchaser and the Purchaser shall indemnify and hold harmless the Vendor from and against any and all costs, expenses, losses and/or damages incurred or sustained by the Vendor and/or any and all claims, demands, actions, suits and proceedings made or brought against the Vendor in connection therewith; and

(c)
once the consent, approval or waiver to the assignment of a Non-assigned Contract is obtained, such Non-assigned Contract is deemed to be assigned to the Purchaser and the Purchaser is deemed to assume the obligations under such Non-assigned Contract.

ARTICLE 10
TERMINATION
Section 10.1    Non-Satisfaction of Conditions Precedent.
Except as provided in the immediately following sentence, in the event that any of the conditions contained in Section 8.1 and Section 8.2 are not satisfied or waived by Notice in writing by the party entitled thereto, this Agreement shall be terminated, be null and void and of no further force or effect whatsoever and the Deposit together with interest earned thereon shall be returned to the Purchaser, which termination shall be sole right of the Party entitled to terminate this Agreement and neither Party to this Agreement shall have any claim against the other with respect to this Agreement. Notwithstanding the foregoing sentence, however:

(a)	if any of the conditions set out in Sections 8.1(b), (c) or (d) is not satisfied; and/or

(b)	if any of the conditions contained in Section 8.2(a), (b) or (c) is not satisfied, such termination shall be without prejudice to the rights and remedies of the Purchaser and/or the Vendor, as the case may be, under this Agreement or otherwise at law, provided that neither party shall be entitled to indirect or consequential damages.
ARTICLE 11
POST-CLOSING COVENANTS
Section 11.1    Access to Books and Records.
For a period of ten (10) years from the Closing Date the Purchaser shall retain all original accounting books and records, if any, relating to the Purchased Assets in respect of which rights are transferred to the Purchaser under this Agreement. So long as such books and records are retained by the Purchaser pursuant to this Agreement or the Purchaser otherwise continues to have access to them, the Vendor has the reasonable right to inspect and make copies (at its own expense) of them upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Purchaser. The Purchaser has the right to have its representatives present during any such inspection.
Section 11.2    Further Assurances.
From time to time after the Closing Date, each Party shall at the request of any other Party execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Assets to the Purchaser and carry out the intent of this Agreement and any Ancillary Agreement.
ARTICLE 12
MISCELLANEOUS
Section 12.1    Notices.
Any notice, direction or other communication (each a “Notice”) given regarding the matters contemplated by this Agreement or any Ancillary Agreement must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:
(a)    to the Vendor at:
290 Yonge Street
Suite 700
Toronto, Ontario
M5B 2C3
Attention:    Legal Department
Facsimile:    [number redacted]
(b)    to the Purchaser at:
20 Adelaide Street East
Suite 300
Toronto, Ontario
M5C 2T6
Attention:    [name redacted]
Telephone:    [number redacted]
Facsimile:    [number redacted]
A Notice is deemed to be delivered and received (i) if sent by personal delivery, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by same-day service courier, on the date of delivery if sent on a Business Day and delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day after it is sent, (iii) if sent by overnight courier, on the next Business Day after it is sent, or (iv) if sent by facsimile, on the date of confirmation of transmission by the originating facsimile if such confirmation is received on a Business Day prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day after it is sent. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed. Any sending of a copy of a Notice to a Party’s legal counsel is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.
Section 12.2    Time of the Essence.
Time is of the essence in this Agreement.
Section 12.3    Brokers.
The Vendor shall indemnify and save the Purchaser harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it as a result of, in respect of, connected with, or arising out of, under, or pursuant to any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for the Vendor and any agreement in respect of the same. The Purchaser shall indemnify and save the Vendor harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it as a result of, in respect of, connected with, or arising out of, under, or pursuant to any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for the Purchaser and any agreement in respect of the same.
Section 12.4    Announcements.
No press release, public statement or announcement (a “Public Statement”) with respect to this Agreement or the transactions contemplated in this Agreement may be made prior to Closing except with the prior written consent and joint approval of the Vendor and the Purchaser or if required by Law or a Governmental Entity. Where the Public Statement is required by Law or a Governmental Entity, the Party required to make the Public Statement will use commercially reasonable efforts to obtain the approval of the other Party as to the form, nature and extent of the disclosure.
Section 12.5    Third Party Beneficiaries.
The Vendor and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person other than the Parties. No Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person. This paragraph does not apply to Section 3.6 or 6.2(60 or any references to either of them.

Section 12.6    Expenses.
Except as otherwise expressly provided in this Agreement, each Party will pay its own costs and expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated by them. The costs and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.
Section 12.7    Amendments.
This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Vendor and the Purchaser, except that the time for doing or completing of any matter provided for herein may be extended or abridged by an agreement in writing signed by the Vendor or the Vendor’s Solicitors on one hand and the Purchaser or the Purchaser’s Solicitors on the other.
Section 12.8    Waiver.
No waiver of any of the provisions of this Agreement or any Ancillary Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.
Section 12.9    Entire Agreement.
This Agreement and the Ancillary Agreements constitute the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, including implied warranties or conditions of merchantability or fitness for a particular purpose, between the Parties in connection with the subject matter of this Agreement or concerning any of the Purchased Assets, except as specifically set forth in this Agreement or any Ancillary Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement and the Ancillary Agreements. If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of any Ancillary Agreement, the provisions of this Agreement will govern.
Section 12.10    Successors and Assigns.

(1)
This Agreement becomes effective only when executed by the Vendor and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Vendor, the Purchaser and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

(2)	Subject to subparagraph (3), neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by the Purchaser without the prior written consent of the Vendor (which may be withheld in the Vendor’s sole discretion).

(3)	[permitted assignment provisions redacted]
Section 12.11    Severability.
If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.
Section 12.12    Governing Law.

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein.

(2)
Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Quebec courts situated in the City of Montreal and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 12.13    Language
The Parties hereby confirm their express wish that this Agreement, the Ancillary Agreements and all notifications and documents relating hereto and thereto be drawn up in English language only. Les parties aux présentes confirment leur volonté que le présent contrat, les contrats accessoires, de même que tous autres avis et documents s'y rapportant soient rédigés en langue anglaise seulement.
Section 12.14    Counterparts.
This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together are deemed to constitute one and the same instrument.
(The remainder of this page is intentionally blank.)

IN WITNESS WHEREOF the Parties have executed this Agreement.

SEARS CANADA INC.
By:	/s/ Stephen Champion
Stephen Champion, Vice President Real Estate I have authority to bind the corporation.
By:	/s/ Franco Perugini
Franco Perugini, Secretary I have authority to bind the corporation.

MONTEZ INCOME PROPERTIES CORPORATION
By:	/s/ Manfred Lau
Authorized Signing Officer I have authority to bind the corporation.

MONTEZ INCOME PROPERTIES CORPORATION
By:	/s/ Peter Mitchell
Authorized Signing Officer I have authority to bind the corporation.

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Schedule A
LEGAL DESCRIPTIONS
[legal descriptions redacted]

A - 1

Schedule B
PERMITTED ENCUMBRANCES
General

1.
Encumbrances, charges or prior claims for taxes (which term includes charges, rates and assessments) or utilities (including charges, levies or imposts for sewers, electricity, power, gas, water and other services and utilities) not yet due and owing or, if due and owing, that are adjusted for pursuant to Section 4.1, or the validity of which is being contested in good faith, and encumbrances or charges for the excess of the amount of any past due taxes or utilities charges for which a final assessment or account has not been received over the amount of such taxes or utilities charges as estimated and paid by Co-Owners.

2.
Undetermined or inchoate legal hypothecs arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable law or of which written notice has not been duly given in accordance with applicable law or which, although filed or registered, relate to obligations not due or delinquent.

3.
Any legal hypothec in favour of architects, engineers, suppliers of material, workmen, contractors or sub-contractors incidental to current construction, maintenance or operations at any Property and related to work that has been contracted for by, or on behalf of, the Vendor and which relate to obligations not due or delinquent.

4.
Statutory liens and levies and other rights conferred upon, reserved to or vested in the Crown, the public or any municipality or governmental or other public authority by any statutory provision including rights of expropriation, access or user.

5.
Subsisting reservations, limitations, provisos, conditions or exceptions contained in any grant of the Land or any portion thereof or interest therein from the Crown, including reservations of under-surface rights to mines and minerals of any kind including rights to enter, prospect and remove the same.

6.
The right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Person, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof.

7.
Restrictions, by-laws, regulations, ordinances and similar instruments affecting the use of land or the nature of any structures which may be erected on the Land, including zoning, land-use and building by-laws and ordinances.

8.
Minor encroachments by any Property over neighbouring land permitted under registered agreements with neighbouring landowners and minor encroachments over any Property by improvements of neighbouring landowners and/or permitted under registered agreements with neighbouring landowners.

9.
Any minor title defects, irregularities, encroachments, easements, rights-of-way, rights to use, servitudes or similar interests revealed by any survey or certificate of location of Land included in the Delivery Materials provided to the Purchaser.

10.
Lease registrations, notices, memorials or caveats with respect to expired or terminated leases, provided that the Vendor provides reasonable evidence confirming the expiration or termination thereof in registrable form and registers the same against title to the Land.

11.
The Purchase Agreement, any Ancillary Documents and other agreements relating thereto approved or agreed to by the Purchaser or entered into pursuant to the Purchase Agreement, and any interests thereunder.

12.
Any rights in favour of or accruing to holders of under-surface rights which could be ascertained by a review of registered title or other public records, or which do not materially impair the use, operation or marketability of any Property.

13.
Agreements with any Governmental Entity or any public utility or private supplier of services or utilities including subdivision agreements, site plan control agreements, development agreements, servicing agreements, utility agreements, engineering agreements, grading agreements or landscaping agreements, provided either (i) such agreements have been complied with or (ii) if such agreements have not complied with, such non-compliance does not materially impair the use, operation or marketability of any Property.

14.	Encumbrances in any personal or movable property granted by the Vendor in the ordinary course of business in connection with the lease, placement or purchase of such personal or movable property.

15.
Easements, rights-of-way, servitudes, rights to use, restrictions, restrictive covenants, and similar rights in real property or immovables or any interest therein, including, without limitation, those granted to or reserved or taken by any Governmental Entity, public utility, railway company or adjoining owner, which do not materially impair the use, operation or marketability of any Property or, in the case of easements, rights-of-way, servitudes or rights to use, in respect of which satisfactory arrangements for relocation have been made so that the same will not materially impair the use, operation or marketability of any Property.

16.
Minor easements, rights-of-way, licences or agreements for the supply of utilities or telephone services to any Property or adjacent land and/or for drainage, storm or sanitary sewers, public utility lines, telephone lines, cable television lines or other services, sidewalks, public ways, gas, steam or water mains, electric light and power, telephone and other telecommunication conduits, poles, wires and cables.

17.
Restrictive covenants, private deed restrictions, and other similar land use control agreements that are registered on title to the Land that do not materially impair the use, operation or marketability of any Property.

18.	Statutory exceptions, reservations or qualifications to title and any rights reserved to or vested in any person by any statutory provision including rights of expropriation.

19.	All matters affecting title to the Purchased Assets disclosed in the Delivery Materials.

20.	The Leases.

21.	The Contracts.

22.	The Assumed Mortgages.

23.	All registrations on title to the Land as at the Acceptance Date.

Schedule C
FORM OF TENANT ESTOPPEL

TO:	[Purchaser] (the “Purchaser”) and its respective successors and assigns

AND TO:	[Purchase Financing Lender] and its respective successors in title and assigns

RE:	■
(the “Shopping Centre”)
We hereby certify and acknowledge that we are a tenant of space (the “Premises”) in the Shopping Centre under a lease existing between ■ (the “Landlord”) and the undersigned, as tenant (the “Tenant”) dated ___________________ (the “Lease”) and:

1.
(a)    the basic rental is $ __________________________________ per annum ($___________________ per square foot) for the leased space of ____________ square feet at the date hereof and the Tenant pays additional rent as provided for in the Lease and is not entitled a rent free or rent reduced period;

(b)    the term of the Lease ends ______________________________________ ;
(c)    the basic annual rental for future years is graduated as follows:
(d)    we have not prepaid any rent other than the current month’s rent;
(e)    we have paid a rental deposit of $ _______________________________ ;
(f)    there are no disputes or claims by the Tenant for any unpaid tenant inducements, or any right of set‑off, counterclaim, abatement or deduction whatsoever against the rent;
(g)    there are no allowances, incentives, inducements, benefit packages, lease take-over obligations, rent free periods or any other moneys owing or which may become due and owing by the Landlord to the Tenant;
(h)    the Term of the Lease has commenced, all payments under the Lease are up to date, we have taken possession of the Premises demised by the Lease, and the Lease is in effect between the Tenant and the Landlord;
(i)    there is no right of termination, option to purchase, right of first refusal or renewal right except as contained in the Lease;
(j)    all work required to be performed by the Landlord under the Lease has been done and all material required to be supplied by the Landlord under the Lease has been supplied and all improvements required to be made by the Landlord under the Lease in respect of the Premises demised by the Lease have been completed to our satisfaction;

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(k)
the Tenant is not, and to the best of our knowledge, the Landlord is not in default or breach under the Lease, and the Lease is in full force and effect and represents the entire agreement between the Landlord and the Tenant and the Landlord has complied with all of its obligations under the Lease to the date hereof;

(l)	there is no litigation or governmental or municipal proceeding commenced or pending or threatened against us or with respect to the Premises;

(m)	the Lease has not been amended by us and has not been assigned by us, nor has any portion of the Premises been sublet by us;

(n)
we are not aware of nor have we received any notice of any outstanding violation or non-compliance under any relevant applicable laws including, without limitation, health and safety laws or building code requirements. The Premises are not currently subject to any active building permits or outstanding orders, violations or notices, except as described in Exhibit “A”;

(o)
the Tenant acknowledges that it will, if possession is taken under, or if proceedings are brought forth possession under, or if foreclosure is exercised pursuant to, or if power of sale is exercised under, the [Lender] loan security, attorn to the [Lender], its assignee or the Purchaser, as a new landlord under the Lease, subject always to the [Lender], its assignee or Purchaser’s agreement to be bound the terms of the Lease; and

(p)
the Tenant hereby attorns to the Mortgagee of the Purchaser and agrees to postpone the priority of the Lease in favour of the Mortgagee in consideration of a non-disturbance agreement from the Mortgagee.

DATED this ___________ day of __________________, 2013.
[Tenant]
____________________________________

By:    ______________________________
Name:
Title:
By:    ______________________________
Name:
Title:
I/We have authority to bind the Tenant.

C - 2

Schedule D
LIST OF VENDOR’S REPRESENTATIVES HAVING KNOWLEDGE

[name redacted]
[name redacted]

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SCHEDULE E
GST AND QST UNDERTAKING AND INDEMNITY

TO:	Sears Canada Inc. (the “Vendor”)

RE:
Sale by the Vendor to Montez Income Properties Corporation (the “Purchaser”) of the Purchased Assets as described in Section 2.1 of the Agreement of Purchase and Sale as of September ●, 2013 (the “Agreement”)

______________________________________________________________________________
The Purchaser hereby declares, certifies and agrees as follows:

(a)	it is purchasing the Purchased Assets as principal, for its own account and the same has not been purchased by it as an agent, trustee or otherwise on behalf of or for another person;

(b)
it is registered under Subdivision d of Division V of Part IX of the Excise Tax Act (Canada) (the “ETA”) for the collection and remittance of goods and services tax (“GST”); its registration number is and such registration is in good standing and has not been revoked such that the Vendor is relieved from its obligation to collect GST from the Purchaser in respect of the transfer to the Purchaser of the real property as defined in the ETA;

(c)
it is registered under Division I of Chapter VIII of the Act respecting the Québec Sales Tax (the “QSTA”) for the collection and remittance of Québec sales tax (“QST”); its registration number is ; and such registration is in good standing and has not been revoked such that the Vendor is relieved from its obligation to collect QST from the Purchaser in respect of the transfer to the Purchaser of the immovable as defined in the QSTA;

(d)	it will use the Purchased Assets primarily for “commercial activities” within the meaning of the ETA and the QSTA;

(e)
if applicable, it shall be liable, shall self-assess and remit to the appropriate Governmental Entity all GST and/or QST which is payable under the ETA and the QSTA in connection with the transfer of real property and immovable all in accordance with the ETA and the QSTA; and

(f)
it shall indemnify and save harmless the shareholders, directors, officers, employees and agents of the Vendor (the “Vendor Indemnified Persons”) from and against any and all GST, QST, penalties, costs, legal expenses and/or interest which may become payable by or assessed against the Vendor Indemnified Persons as a result of any failure by it to comply with the provisions of this GST and QST Undertaking and Indemnity.

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The Purchaser acknowledges and agrees that this declaration and indemnity shall survive and shall not merge upon closing of the above-noted transaction.
All capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Agreement as such agreement has been amended, supplemented or restated to the date hereof.
DATED as of the ● day of ●, 2013.

MONTEZ INCOME PROPERTIES CORPORATION
by
Name:
Title:

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